As filed with the Securities and Exchange Commission on April 24, 2006
Registration No. 333-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MILLER PETROLEUM, INC.
(Name of Small Business Issuer in its Charter)

Tennessee	1311	62-1028629
(State or other jurisdiction	(Primary Standard	(I.R.S. Employer
of incorporation or	Industrial Classification	Identification No.)
organization)	Code Number)

3651 Baker Highway
Huntsville, Tennessee 37756
Telephone: (423) 663-9457
(Address and telephone number of principal executive offices)

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Deloy Miller
Chief Executive Officer
Miller Petroleum, Inc.
3651 Baker Highway
Huntsville, Tennessee 37756
Telephone: (423) 663-9457
(Name, address and telephone number of agent for service)

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Copies to:
Jack Becker, Esq.
Snow Becker Krauss, P.C.
605 Third Avenue
New York, New York 10158-0125
Telephone: (212) 687-0400
Telecopier: (212) 949-7052

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Approximate Date of Proposed Sale to the Public:
As soon as practicable after the effective date of this registration statement.

If any of the securities registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $.0001 par value per share	4,900,000	$0.99	$4,851,700	$519.06
Common Stock, $.0001 par value per share	1,200,000	$0.99	$1,188,000	$127.12
TOTAL	6,100,000		$6,039,000	$646.18

(1)
In addition, pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits, stock dividends or similar transactions which occur during this continuous offering.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 (the “Act”) under the Securities Act based on the average of the high and low sales prices per share of Common Stock as reported on the Over-the-Counter Bulletin Board on April 10, 2006.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 24, 2006

PROSPECTUS

MILLER PETROLEUM, INC.

6,100,000 SHARES OF COMMON STOCK

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The shares of common stock, par value $0.0001 per share (the “Common Stock”), of Miller Petroleum, Inc. are being offered by this prospectus. The 6,100,000 shares of Common Stock covered by this prospectus will be sold from time to time by the selling shareholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares, although we will receive proceeds with respect to the exercise of the warrants.

Our Common Stock is quoted on the Over-the-Counter Bulletin Board (the "OTCBB") under the symbol "MILL." On April 7, 2006, the last sale price of our Common Stock as reported on the OTCBB was $0.99 per share.

Investment in our Common Stock involves a number of risks. See "RISK FACTORS" beginning on page 6 of this prospectus to read about certain factors you should consider before buying shares of our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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The date of this prospectus is April __, 2006.

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as for any date other than their respective dates, regardless of the time of delivery of this prospectus or any sale of the shares. Our business, financial condition, results of operation and prospects may have changed since those dates. The selling shareholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “RISK FACTORS” section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms “we,” “us,” and “our,” refer to Miller Petroleum, Inc.

MILLER PETROLEUM, INC.

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Our Company

We are an independent oil and gas company actively engaged in the exploration, development, production and acquisition of crude oil and natural gas independently and through joint venture drilling programs with other companies in the industry. Our principal areas of interest are Tennessee and Texas. In December 2005, we entered into a joint venture agreement with Wind City Oil & Gas, LLC (“Wind City”) to form Wind Mill Oil & Gas, LLC (the “Wind Mill Joint Venture”). Currently, in conjunction with the Wind Mill Joint Venture, we have an aggregate of approximately 50,000 acres under lease. About 90% of such leases are held by production.

Business Strategy: Growth through the Drillbit

Our goal is to maximize shareholder value through the execution of a business strategy designed to capitalize on our strengths and the continued expansion of our operations through the growth of our oil and gas reserves. We believe this can best be achieved by:

•
Focusing on the development, drilling and production of natural gas and crude oil in east Tennessee’s Appalachian Basin--Appalachian gas sells at a premium price to Henry Hub, due to its proximity to major consuming regions.

•
Manage risk exposure by market testing prospects and optimizing our working interest--Drilling and development capital will be raised through partnership drilling programs where Miller keeps up to a 50% working interest, therefore limiting our financial and operating risks by varying our level of participation. We also seek to operate our projects in order to control costs associated with drilling and the timing of the drilling.

•
Exploration Activities--During 2006 we plan to focus our exploration activities on projects that are near currently owned productive fields, we believe that we can successfully add growth through exploratory activities given the much improved technology, and our experienced technical staff. We have allocated approximately one million dollars to our 2006 development budget for exploration activities.

Our executive offices are located at 3651 Baker Highway, Huntsville, Tennessee 37756. Our telephone number is (423) 663-9457. Our website is www.millerpetroleum.com.

The Offering

Common Stock offered by selling shareholders	6,100,000 shares
Common Stock outstanding after the offering	15,496,856 shares
Use of proceeds	We will not receive any of the proceeds from the sale of the shares, although, we may receive proceeds with respect to the exercise of the warrants.
Risk Factors	You should read the “Risk Factors” section beginning on page 6, as well as other cautionary statements throughout this prospectus, before investing in shares of our Common Stock.
Over-the-Counter Bulletin Board Symbol	“MILL”

The above information regarding Common Stock outstanding after the offering is based on 14,296,856 shares of Common Stock outstanding as of April 6, 2006 and assumes exercise of all warrants held by our selling shareholders.

The following summary of financial data as of and for the fiscal years ended April 30, 2005 and 2004 and the interim periods ended January 31, 2006 and 2005. This information is only a summary and does not provide all of the information contained in our financial statements and related notes. You should read the “Management’s Discussion and Analysis or Plan of Operation” beginning on page 20 and our financial statements and related notes included elsewhere in this prospectus.

	For the Nine Month Period Ended		For the Year Ended
	January 31,		April 30,
Statement of Operations	2006	2005	2005	2004
	(Unaudited)		(Audited)

Revenue	$2,108,735	$758,925	$1,030,036	$1,966,795

Operating Expense
Cost of Revenue	1,283,103	115,525	260,017	993,974
Selling, General and Administrative	1,744,774	491,354	604,040	567,112
Depreciation, Depletion and Amortization	255,657	152,659	366,279	233,439
Total Operating Expense	3,283,534	759,538	1,230,336	1,794,525

Other Income (Expense)
Gain on Sale of Equipment	—	98,638	157,562	42,897
Interest Expense (Net)	(1,319,084)	(164,712)	(218,686)	(226,518)
Loss before Provision for Income Taxes	(2,493,883)	(66,687)	(261,424)	(11,351)
Provision for Income Taxes	—	—	—	—
Total Comprehensive Loss	$(2,493,883)	$(66,687)	$(261,424)	$(11,351)

Balance Sheet Data:	As of Jan. 31, 2006	As of April 30, 2005
	(Unaudited)	(Audited)

Cash and Cash Equivalents	$268,780	$2,365
Total Assets	5,885,590	5,257,625
Total Liabilities and Stockholders’ Equity	5,885,590	5,257,625

RISK FACTORS

Any investment in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information included in this prospectus before purchasing our Common Stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our Common Stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition or results of operations. If any of the events described below occur, our business and financial results could be materially and adversely affected. The market price of our Common Stock could decline due to any of these risks, perhaps significantly, and you could lose all or part of your investment.

General Risks Related To Our Business

The termination of the Wind Mill Joint Venture could have a material adverse effect on our financial condition.

On December 23, 2005 we entered into a joint venture agreement with Wind City Oil & Gas, LLC to form Wind Mill Oil & Gas, LLC to explore, drill and develop certain oil and gas properties. As part of the agreement, Wind City Oil & Gas, LLC purchased 2,900,000 common shares for $4,350,000 on December 23, 2005. The stock purchase agreement contains a put whereby Wind City Oil & Gas, LLC can put the stock back to us until September 30, 2006, thereby requiring us to repurchase the 2,900,000 shares. If this were to occur, we would have a significant cashflow shortfall, which would require additional financing arrangements. There is no assurance that such financing could be obtained on favorable terms, or at all. In such event, our financial condition could be adversely affected.

Our business may fail if we do not succeed in our efforts to develop and replace oil and gas reserves.

Our future success will depend upon our ability to find, acquire and develop additional economically recoverable oil and gas reserves. Our proved reserves will generally decline as they are produced, except to the extent that we conduct revitalization activities, or acquire properties containing proved reserves, or both. To increase reserves and production, we must continue our development drilling and completion programs, identify and produce previously overlooked or bypassed zones in shut-in wells, acquire additional properties or undertake other replacement activities. Our current strategy is to increase our reserve base, production and cash flow through the development of our existing oil and gas fields and selective acquisitions of other promising properties where we can use new, existing technology. Despite our efforts, our planned revitalization, development and acquisition activities may not result in significant additional reserves, and we may not be able to discover and produce reserves at economical exploration and development costs. If we fail in these efforts, our business may also fail.

Our revenues may be less than expected if our oil and gas reserve estimates are inaccurate.

Oil and gas reserve estimates and the present values attributed to these estimates are based on many engineering and geological characteristics as well as operational assumptions that generally are derived from limited data. Common assumptions include such matters as the anticipated future production from existing and future wells, future development and production costs and the ultimate hydrocarbon recovery percentage. As a result, oil and gas reserve estimates and present value estimates are frequently revised to reflect production data obtained after the date of the original estimate. If reserve estates are inaccurate, production rates may decline more rapidly than anticipated, and future production revenues may be less than estimated. In addition, significant downward revisions of reserve estimates may hinder our ability to borrow funds in the future, or may hinder other financing arrangements that we may consider.

In addition, any estimates of future net revenues and their present value are based on period ending prices and on cost assumptions that only represent our best estimate. If these estimates of quantities, prices and costs prove inaccurate and we are unsuccessful in expanding our oil and gas reserves base, or if oil and gas prices decline or become unstable, we may have to write down the capitalized costs associated with our oil and gas assets. We will also largely rely on reserve estimates when we acquire producing properties. If we overestimate the potential oil and gas reserves of a property to be acquired, or if our subsequent operations on the property are not successful, the acquisition of the property could result in substantial losses.

Our current petroleum engineering report has substantially revised downward previous estimates of our petroleum reserves.

Our current petroleum engineer, Netherland Sewell & Associates, Inc. (“NSAI”), in its report dated June 28, 2005, estimated that our current petroleum “proven” reserves, calculated on the basis of a discounted cash flow analysis, are valued at approximately $3.5 million. This estimate is a significant reduction from the estimate at April 30, 2004 of approximately $23 million of proven reserves previously provided to us by our former petroleum engineering firm.

We are implementing a growth strategy which, if successful, will place significant demands on us and subject us to numerous risks.

Growing businesses often have difficulty managing their growth. If our growth strategy is successful, significant demands will be placed on our management, accounting, financial, information and other systems and on our business. We will have to expand our management and continue recruiting and employing experienced executives and key employees capable of providing the necessary support. In addition, to manage our anticipated growth we will need to continue to improve our financial, accounting, information and other systems in order to effectively manage our growth, and in doing so could incur substantial additional expenses that could harm our financial results. We cannot assure you that our management will be able to manage our growth effectively or successfully, or that our financial, accounting, information or other systems will be able to successfully accommodate our external and internal growth. Our failure to meet these challenges could materially impair our business.

We may not be able to compete successfully in acquiring prospective reserves, developing reserves, marketing oil and natural gas, attracting and retaining quality personnel and raising additional capital.

Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. Our inability to compete successfully in these areas could have a material adverse effect on our business, financial condition or results of operations.

A substantial or extended decline in oil and natural gas prices could reduce our future revenue and earnings.

The price we receive for future oil and natural gas production will heavily influence our revenue, profitability, access to capital and rate of growth. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and currently oil and natural gas prices are significantly above historic levels. These markets will likely continue to be volatile in the future and current record prices for oil and natural gas may decline in the future. The prices we may receive for any future production, and the levels of this production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	actions by the Organization of Petroleum Exporting Countries, or OPEC;

•	political conditions, including embargoes, which affect other oil-producing activities;

•	levels of global oil and natural gas exploration and production activity;

•	levels of global oil and natural gas inventories;

•	weather conditions affecting energy consumption;

•	technological advances affecting energy consumption; and

•	prices and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our future revenues but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may reduce our earnings, cash flow and working capital.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could substantially increase our costs and reduce our profitability.

Oil and natural gas exploration is subject to numerous risks beyond our control, including the risk that drilling will not result in any commercially viable oil or natural gas reserves. Failure to successfully discover oil or natural gas resources in properties in which we have oil and gas leases may materially adversely affect our operations and financial condition.

The total cost of drilling, completing and operating wells will be uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	land title problems; and

•	limitations in the market for oil and natural gas.

Oil and gas operations involve many physical hazards.

Natural hazards, such as excessive underground pressures, may cause costly and dangerous blowouts or make further operations on a particular well financially or physically impractical. Similarly, the testing and completion of oil and gas wells involves a high degree of risk arising from operational failures, such as blowouts, fires, pollution, collapsed casing, loss of equipment and numerous other mechanical and technical problems. Any of these hazards may result in substantial losses to us or liabilities to third parties. These could include claims for bodily injuries, reservoir damage, loss of reserves, environmental damage and other damages to people or property. Any successful claim against us would probably require us to spend large amounts on legal fees and any successful claim may make us liable for substantial damages.

Our dependence on outside equipment and service providers may hurt our profitability.

We need to obtain logging equipment and cementing and well treatment services in the area of our operations. Several factors, including increased competition in the area, may limit their availability. Longer waits and higher prices for equipment and services may reduce our profitability.

The oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring any further leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations and necessary drilling equipment, as well as access to funds. We cannot predict if the necessary funds can be raised. There are also other competitors that have operations in our potential areas of interest and the presence of these competitors could adversely affect our ability to acquire additional leases.

If we lose the services of Deloy Miller, our operations may suffer.

We are substantially dependent upon the continued services of Deloy Miller, our CEO and a director. Mr. Miller has been with us since our inception. The relationships that he has formed in our industry and in the local area where our principal operations are conducted are invaluable, and could be lost to us without his services. Mr. Miller is in good health; however, his retirement, disability or death would seriously hurt our business operations. If his services become unavailable, we will have to retain other qualified personnel. We may not be able to recruit and hire another qualified person on acceptable terms. We do not have an employment contract with Mr. Miller. Similarly, the oil and gas exploration industry requires the use of personnel with substantial technical expertise. If our current technical personnel become unavailable, we will need to hire qualified personnel to take their place. If we are not able to recruit and hire new people on mutually acceptable terms, our operations will suffer.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on our Company.

Oil and gas operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages. To date we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Risks Related To This Offering and Our Common Stock

The limited trading volume in our Common Stock may depress our stock price.

Our Common Stock is currently traded on a limited basis on the Over-the-Counter Bulletin Board (“OTCBB”). The quotation of our Common Stock on the OTCBB does not assure that a meaningful, consistent and liquid trading market currently exists. We cannot predict whether a more active market for our Common Stock will develop in the future. In the absence of an active trading market, investors may have difficulty buying and selling our Common Stock. Market visibility for our Common Stock may be limited. A lack of visibility of our Common Stock may have a depressive effect on the market price for our Common Stock.

The issuance of shares upon exercise of outstanding warrants may cause immediate and substantial dilution of our existing shareholders .

The issuance of shares upon exercise of warrants may result in substantial dilution to the interests of other shareholders since the selling shareholders may sell the full amount issuable on exercise. In addition, such shares would increase the number of shares in the “public float” and could depress the market price for our Common Stock.

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Companies trading on the OTCBB, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTCBB. If we fail to remain current on our reporting requirements, we could be removed from the OTCBB. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

We have never declared or paid cash dividends on our Common Stock. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

We do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our securities appreciates.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

Our Common Stock is Subject to the "Penny Stock" Rules of the SEC and the Trading Market in Our Securities is Limited, Which Makes Transactions in Our Stock Cumbersome and May Reduce the Value of an Investment in Our Stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

▪	that a broker or dealer approve a person's account for transactions in penny stocks; and

▪	that broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

▪	obtain financial information and investment experience objectives of the person; and

▪
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

▪	sets forth the basis on which the broker or dealer made the suitability determination; and

▪	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our Common Stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FORWARD-LOOKING STATEMENTS

The information in this registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this registration statement are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our Common Stock because such shares are being offered by the selling shareholders and we are not offering any shares for sale under this prospectus. We may receive proceeds from the exercise of the warrants held by the selling shareholders. We will apply such proceeds, if any, toward working capital. As of the date of this prospectus, none of these warrants have been exercised.

DESCRIPTION OF BUSINESS

Corporate History

We were founded in 1967 by Deloy Miller, our Chief Executive Officer, as a sole proprietorship. On January 22, 1978, we were incorporated under the laws of the State of Tennessee as “Miller Contract Drilling, Inc.” We changed our name to Miller Petroleum, Inc. on January 13, 1997.

Current Business

We are actively engaged in the exploration, development, production and acquisition of crude oil and natural gas primarily in eastern Tennessee. In December 2005, we entered into a joint venture agreement with Wind City Oil & Gas, LLC (“Wind City”) to form Wind Mill Oil & Gas, LLC (the “Wind Mill Joint Venture”). We own 49.9% of the Wind Mill Joint Venture and Wind City owns 50.1%. We contributed approximately 43,000 acres, which we held under lease in Tennessee, to the Wind Mill Joint Venture for oil and gas exploration, development and exploitation of undeveloped wells. The joint venture will only encompass new drilling projects. We retained our working interest in the developed and producing wells located on such leases. In connection with the development of wells by the Wind Mill Joint Venture, we will also receive revenue for providing labor and equipment.

Oil and Gas Leases

We are an exploration and production company who utilize seismic data, and other advanced technologies for geophysical exploration and development of oil and gas wells. In addition to our engineering and geological capabilities, we have work over rigs, dozers, roustabout crews and equipment to set pumping units, tanks and lay flow lines, winch trucks and trailers for traveling support, backhoes, ditchers, fusion machines and welders for pipeline and compression installation, as well as other equipment necessary to take a drilling program from the development stage to completion. The company also sells rigs, oilfield trailers, compressors and other miscellaneous oil and gas production equipment. In addition to this equipment, our Wind Mill Joint Venture has purchased a new Atlas Copco RD20 drilling rig, used RD 20 drilling rig and placed an order for two new SS185 Speed Star rigs to be delivered in December 2006.

Through the Wind Mill Joint Venture, we are presently developing leases referred to as the Koppers North Field and Cardin to form 10,500 contiguous acres, the Koppers South Field with 20,700 contiguous acres and the Lindsay Field with 3400 contiguous acres. The Koppers, Cardin and Lindsay Fields are in Campbell County, Tennessee. Additionally, we are developing prospects in Roane County, Tennessee to include 3500 acres and 4800 acres in Anderson County, Tennessee. All of these prospects are located in the Appalachian Basin. In addition to our prospects in the Appalachian Basin, we are currently drilling a 10,800 foot well in Brazoria County, Texas. This well is located in the South Rowan Field and will penetrate to 15 Frio Sands exploiting attic reserves. There are no market restrictions in any of the mentioned areas.

Our current drilling program calls for the development of 150 wells comprising Devonian Shale gas wells in the Koppers North/Cardin Tract and "Big Lime" oil and gas wells in the Koppers South and Lindsay Fields. Our drilling program will aslo include the development of oil and gas wells in the Trenton/Stonesriver/Knox formations to a depth of 6200 feet in the Roane and Anderson Counties.

In Roane County, the Eula Butler Et Al #1 well and the Edwards-Fowler Unit #1 well have been completed. The 2850 foot zone of the Edwards has been completed in the Trenton where a 24 hour open flow test indicates natural gas flowing through a 3/8” choke at 210 psi or about 750 mcfgd. The Stonesriver section in the Butler has not been that encouraging. We are currently considering treating the same prolific Trenton zone as in the Edwards.

On April 11, 2005, we signed an agreement with Norwest Energy, NL of Perth, Australia (“Norwest”) and Golden Triangle Energy of Houston, Texas (“GTE”) to develop the Koppers North and Carden Tract. Five wells were drilled and this agreement has terminated. GTE and Norwest retain a 75% working interest and Miller Petroleum has a 25% working interest in the five wells. Other than 40 acres around each of the wells, the remaining acreage has reverted to us.

Lease and Royalty Terms

Koppers Lease or "ARCO/GULF Farmout"

Located in Campbell County, Tennessee, this is the largest acreage block we have under lease. This acreage was acquired through a farmout agreement with Atlantic Richfield (“ARCO”), which has since merged into British Petroleum. We own a 100% working interest in approximately 27,000 acres. This lease provides for a landowner royalty of 12.5% and an overriding royalty interest of 7.5% with an 80% net royalty interest. The lease is split into two parcels. A 6,300 acre northern parcel borders the Kentucky state line and a 20,700 acre parcel borders the city of LaFollette, Tennessee. Currently, there are ten producing oil wells on the southern tract of this lease, consisting of Koppers 9b, 10b, 18b, 20b, 22b, 23b, 26b, 27b, 28b, 32b,. The ten wells have produced 163,983 barrels of oil from the “Big Lime” formation through April 30, 2005. The Koppers North and the Cardin tracts are producing gas from five wells in the “Devonian Shale”. An extensive gathering system is in place to transport gas to the Delta Natural Gas sales line. This lease remains in effect for as long as there is production. The Company has leased and is currently leasing smaller tracts of 50 to 1,000 acres adjacent to or near the Koppers South Fields acreage. We will engage in future development on this acreage through the Wind Mill Joint Venture.

Carden Tract

This lease includes 4,200 acres in which we have a 100% working interest and an 81.25% net royalty interest. This tract joins the Koppers North parcel of 6,300 acres to form a 10,500 acre contiguous block in the north. The Koppers North and the Cardin tracts are producing gas from five wells in the “Devonian Shale”. The lease has a three-year term with a five well drilling commitment. Three of these wells have been drilled. We will engage in future development on this acreage through the Wind Mill Joint Venture.

Delta Producers, Inc. Joint Venture

We are continuing our joint venture with Delta Producers, Inc. of Greenville, Mississippi ("Delta Producers"). Currently, we are jointly producing ten gas wells in the Jellico, Tennessee area northwest of the Pine Mountain Thrust Fault. We have an average 25% working interest in these wells as well as interest in several oil and gas leases consisting of approximately 2,000 acres (collectively the "Delta Leases"). All of the Delta Leases are subject to a 12.5% landowner's royalty. These leases remain in effect for as long as there is production.

We have drilled seven wells with Delta Producers in the Lindsay Field #9, #10, #11, #12, #13, #14, #15, #16 and #17 well. The #11 well may not be completed. The #17 well is currently being completed and the #16 will be completed considering the results of #17. The remaining wells are all producing with gas being sold to the Powell-Clinch Utility District (“PCUD”), which serves the Harriman, Lake City and Lafollette, Tennessee areas. The production of gas in the Lindsay Field is from the Big Lime Formation. We have a 50% working interest in the Lindsay Field lease. The lease also provides for a landowner’s royalty of 12.5%. With Delta Producers, we purchased and built more than four miles of three-inch and four-inch gathering lines to carry the gas to the market. This lease remains in effect for as long as there is production.

Well #	Date Began Sales of Natural Gas	Amount of Natural Gas Sold as of April 30, 2005 (Mcf)	Amount of Natural Gas Sold as of January 31, 2006 (Mcf)
9	3/02	85,165	99,572
10	1/03	29,057	31,932
11	*	*	*
12	3/02	194,432	212,515
13	8/03	38,090	46,803
14	8/03	24,721	30,894
15	11/03	20,707	27,121
16	*	*	*
17	*	*	*

*	This well is awaiting completion.

Harriman Prospect Joint Venture

The Harriman Prospect Joint Venture includes several small leases in Roane County, Tennessee with a total acreage of approximately 3,500 acres. The net royalty interest is 87.5% with the landowners receiving a 12.5% royalty. We have a 50% working interest in these leases. There are several smaller leases that expire at different times. When drilled , as in the Butler and Edwards wells, they will be held by production.” We will engage in future development on this prospect through our Wind Mill Joint Venture.

Additional Oil and Gas Leases and Wells

We have several small leases in Campbell, Fentress, Morgan, Overton and Hancock counties of Tennessee totaling approximately 3,000 acres. Each of these leases are subject to a 12.5% to 20% landowner's royalty. There are fourteen producing oil wells and eleven producing natural gas wells on these leases that have produced 164,693 barrels of oil and 431,996 Mcf of natural gas.

Oil and Gas Reserve Analyses

Our estimated net proved oil and gas reserves and the present value of estimated cash flows from those reserves are summarized below. The reserves were estimated by Netherland Sewell and Associates, Inc., independent petroleum engineers, in accordance with regulations of the Securities and Exchange Commission, using market or contract prices at the end of each of the years presented in the consolidated financial statements. These prices were held constant over the estimated life of the reserves.

Ownership interests in estimated quantities of proved oil and gas reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below for each of the years presented in the consolidated financial statements.

	Oil (Bbls)	Gas (Mcf)
Proved reserves
Balance, April 30, 2003	208,821	5,365,057
Discoveries and extensions	68,903	718,160
Revisions of previous estimates	79,169	2,642,073
Production	(5,957)	(28,771)

Balance April 30, 2004	350,936	8,696,519
Discoveries and extensions	35,400	220,000
Revisions of previous estimates	(284,979)	(7,592,419)
Production	(7,532)	(74,534)
Balance April 30, 2005	93,825	1,249,566

Proved developed producing reserves at April 30, 2005	60,734	697,916

Proved developed producing reserves at April 30, 2004	62,106	1,035,850

Our standardized measure of discounted future net cash flows from our estimated proved oil and gas reserves is provided for the financial statement user as a common base for comparing oil and gas reserves of enterprises in the industry and may not represent the fair market value of our oil and gas reserves or the present value of future cash flows of equivalent reserves due to various uncertainties inherent in making these estimates. Those factors include changes in oil and gas prices from year-end prices used in the estimates, unanticipated changes in future production and development costs and other uncertainties in estimating quantities and present values of oil and gas reserves.

The following table presents the standardized measure of discounted future net cash flows from our ownership interests in proved oil and gas reserves as of the end of each of the years presented in the consolidated financial statements. The standardized measure of future net cash flows as of April 30, 2005 and 2004 are calculated using weighted average process in effect as of those dates. Those prices were $6.75 and $6.25 respectively, per Mcf of natural gas, and $44.50 and $32.75 respectively, per barrel of oil. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the estimated proved reserves based on year-end cost levels. Future income taxes are based on year-end statutory rates, adjusted for any operating loss carryforwards and tax credits. The future net cash flows are reduced to present value by applying a 10% discount rate.

Standardized measures of discounted future net cash flows at April 30, 2005 and 2004 are as follows:

	2005	2004
Future cash flows	$12,747,600	$65,105,641
Future production costs and taxes	(1,939,000)	(2,769,464)
Future development costs	(745,000)	(4,740,000)
Future income tax expense	(3,119,716)	(17,854,815)
Future cash flows	6,943,884	39,741,362
Discount at 10% for timing of cash flows	(3,463,248)	(16,591,415)
Discounted future net cash flows from proved reserves	$3,480,636	$23,149,947

Changes in Standardized Measure of Discounted Future Net Cash Flows

The following table summarized the changes in the standardized measure of discounted future net cash flows from estimated production of our proved oil and gas reserves after income taxes for each of the years presented in the consolidated financial statements.

The following table sets forth the changes in the standardized measure of discounted future net cash flows from proved reserves for April 30, 2005 and 2004.

	April 30,
	2005	2004
Balance, beginning of year	$23,149,947	$13,165,412
Sales, net of production costs and taxes	(784,409)	(773,033)
Changes in prices and production costs	7,490,059	9,737,935
Revisions of quantity estimates	(39,206,898)	5,505,439
Development costs incurred	3,995,000	—
Net changes in income taxes	8,836,937	(4,485,806)
Balances, end of year	$3,480,636	$23,149,947

The reserves presented in this Report were evaluated in accordance with Rule 4-10 of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”).

Principal Products or Services and Markets

The principal markets for our crude oil and natural gas are refining companies, utility companies and private industry end users. Direct purchases of our crude oil are made statewide at our well sites by South Kentucky Purchasing Company, a refinery located in Somerset, Kentucky (“South Kentucky Purchasing”).

Our natural gas has multiple markets throughout the eastern United States through gas transmission lines. Access to these markets is presently provided by four companies in North-Eastern Tennessee. Cumberland Valley Resources (“CV Resources”) purchases our natural gas that is produced from the "Delta Leases." Nami Resources Company (“Nami Resources”) purchases our gas from the Jellico West field and Tengasco services the Swan Creek production. Local markets in Tennessee are served by Citizens Gas Utility District (‘Citizens Gas”) and the Powell Clinch Utility District. Surplus gas is placed in storage facilities or transported to East Tennessee Natural Gas which serves Tennessee and Virginia.

We anticipate that our products will be sold to the aforementioned companies; however, no assurance can be given that we will be able to make such sales or that if we do, we will be able to receive a price that is sufficient to make our operations profitable.

Distribution Methods of Products or Services.

Crude oil is stored in tanks at the well site until the purchaser retrieves it by tank truck. Natural gas is delivered to the purchaser via gathering lines into the main gas transmission line.

Competition

Our oil and gas exploration activities in Tennessee are undertaken in a highly competitive and speculative business environment. In seeking any other suitable oil and gas properties for acquisition, we compete with a number of other companies located in Tennessee and elsewhere, including large oil and gas companies and other independent operators, many with greater financial resources than us.

At the local level, we have several competitors in the areas of the acreage which we have under lease in the State of Tennessee, five of which may be deemed to be significant. These are Consol Energy, Inc., Can Argo Energy Corporation (“CNR”), Champ Oil, John Henry Oil and Tengasco. These companies are in competition with us for oil and gas leases in known producing areas in which we currently operate, as well as other potential areas of interest.

Although, our management generally does not foresee difficulties in procuring logging, cementing and well treatment services in the area of our operations, several factors, including increased competition in the area, may limit the availability of logging equipment, cementing and well treatment services in the future. If such an event occurs, it may have a significant adverse impact on the profitability of our operations.
The prices of our products are controlled by the world oil market and the United States natural gas market; thus, competitive pricing behaviors in this regard are considered unlikely; however, competition in the oil and gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most favorable prices for transporting the product.

Dependence on One or a Few Major Customers

We are dependent on local purchasers of hydrocarbons to purchase our products in the areas where our properties are located. The loss of one or more of our primary purchasers may have a substantial adverse impact on our sales and on our ability to operate profitably.

Currently, we are selling natural gas to the following purchasers:

•
Citizens Gas purchases natural gas from our wells in Scott County, Tennessee. Citizens is paying the Inside FERC Tn Zone 1 (Louisiana) monthly index less transportation costs. Sales to Citizens is less than 1% of our total natural gas sales.

•
Nami Resources purchases our gas from the Jellico Field. The sales price varies each month but will not be less than $6.00 per Mcf. Sales to Nami Resources at the present time are approximately 25% of our total natural gas sales.

•
Tengasco purchases natural gas from wells in the Swan Creek Field. Tengasco, Inc. is paying the New York Mercantile Exchange first of the month posting plus $0.05 less transportation charges. Sales to Tengasco are about 10 % of total natural gas sales.

•
CV Resources purchases the gas produced from the joint venture with Delta Producers, Inc. in the Jellico East Field, Tennessee. The sales price is Appalachian Index minus Columbia transportation and fuel. Cumberland Valley Resources purchases approximately 20% of total natural gas sales.

•
PCUD purchases the gas from the Lindsay Land Company lease which is another joint venture with Delta Producers. The sales price is Inside FERC Tn Zone 1 (Louisiana) monthly index less transportation costs. About 44% of our gas sales are to the PCUD.

•	South Kentucky Purchasing purchases all of our crude oil. South Kentucky Purchasing’s purchase price is based on postings for the Illinois Basin less $2.50.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

Royalty agreements relating to oil and gas production are standard in the industry. The amounts of the royalty payments which we receive varies from lease to lease. (See Description of Business—“Current Business” in this Annual Report.)

Governmental Approval and Regulation

The production and sale of oil and gas are subject to regulation by federal, state and local authorities. None of the principal products that we offer require governmental approval, although permits are required for the drilling of oil and gas wells.

Our sales of natural gas are affected by intrastate and interstate gas transportation regulation. Beginning in 1985, the Federal Energy Regulatory Commission (“FERC”), which sets the rates and charges transportation and sale of natural gas, adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. The stated purpose of FERC’s changes are to promote competition among the various sectors of the natural gas industry. In 1995, FERC implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations may tend to increase the cost of transporting oil and natural gas by pipeline. Every five years, FERC will examine the relationship between the change in the applicable index and the actual cost changes experienced by the industry. We are not able to predict with certainty what effect, if any, these regulations will have on us.

Tennessee law requires that we obtain state permits for the drilling of oil and gas wells and to post a bond with the Tennessee Gas and Oil Board (the “Oil and Gas Board”) to ensure that each well is reclaimed and properly plugged when it is abandoned. The reclamation bonds cost $1,500 per well. The cost for the plugging bonds are $2,000 per well or $10,000 for ten wells. Currently, we have several of the $10,000 plugging bonds. For most of the reclamation bonds, we have deposited a $1,500 Certificate of Deposit with the Oil and Gas Board.
The state and regulatory burden on the oil and natural gas industry generally increases our cost of doing business and affects our profitability. While we believe we are presently in compliance with all applicable federal, state and local laws, rules and regulations, continued compliance (or failure to comply) and future legislation may have an adverse impact on our present and contemplated business operations. Because such federal and state regulation are amended or reinterpreted frequently, we are unable to predict with certainty the future cost or impact of complying with these laws.

Research and Development

We did not incur any research and development expenditures during the fiscal year ended April 30, 2005.

Environmental Compliance

We are subject to various federal, state and local laws and regulations governing the protection of the environment, such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and the Federal Water Pollution Control Act of 1972, as amended (the “Clean Water Act”), which affect our operations and costs. In particular, our exploration, development and production operations, our activities in connection with storage and transportation of oil and other hydrocarbons and our use of facilities for treating, processing or otherwise handling hydrocarbons and related wastes may be subject to regulation under these and similar state legislation. These laws and regulations:

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines and penalties or the imposition of injunctive relief. Changes in environmental laws and regulations occur regularly, and any changes that result in more stringent and costly waste handling, storage, transport, disposal or cleanup requirements could materially adversely affect our operations and financial position, as well as those in the oil and natural gas industry in general. While we believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements would not have a material adverse impact on us, there is no assurance that this trend will continue in the future.

As with the industry generally, compliance with existing regulations increases our overall cost of business. The areas affected include:

•	unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water;

•	capital costs to drill exploration and development wells primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes; and

•	capital costs to construct, maintain and upgrade equipment and facilities.

CERCLA, also known as “Superfund,” imposes liability for response costs and damages to natural resources, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the “owner” or “operator” of a disposal site and entities that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency (“EPA”) and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of our ordinary operations, we may generate waste that may fall within CERCLA’s definition of a “hazardous substance.” We may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed.

We currently lease properties that for many years have been used for the exploration and production of oil and natural gas. Although we and our predecessors have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed or released on, under or from the properties owned or leased by us or on, under or from other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed on these properties may be subject to CERCLA and analogous state laws. Under these laws, we could be required:

•	to remove or remediate previously disposed wastes, including wastes disposed or released by prior owners or operators;

•	to clean up contaminated property, including contaminated groundwater; or to perform remedial operations to prevent future contamination.

•	to clean up contaminated property, including contaminated groundwater; or to perform remedial operations to prevent future contamination.

At this time, we do not believe that we are associated with any Superfund site and we have not been notified of any claim, liability or damages under CERCLA.

The Resource Conservation and Recovery Act (“RCRA”) is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements and liability for failure to meet such requirements on a person who is either a “generator” or “transporter” of hazardous waste or an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA’s requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.

The Clean Water Act imposes restrictions and controls on the discharge of produced waters and other wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands. The Clean Water Act requires us to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table. This involves the insertion of a seven-inch diameter steel casing into each well, with cement on the outside of the casing. The cost of compliance with this environmental regulation is approximately $10,000 per well. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and natural gas industry into certain coastal and offshore waters. Further, the EPA has adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans.

The Clean Water Act and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

Our operations are also subject to laws and regulations requiring removal and cleanup of environmental damages under certain circumstances. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a corporation liable for environmental damages without regard to negligence or fault on the part of such corporation. Such laws and regulations may expose us to liability for the conduct of operations or conditions caused by others, or for acts which may have been in compliance with all applicable laws at the time such acts were performed. The modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on our operations.

 In addition, our existing and proposed operations could result in liability for fires, blowouts, oil spills, discharge of hazardous materials into surface and subsurface aquifers and other environmental damage, any one of which could result in personal injury, loss of life, property damage or destruction or suspension of operations. We have an Emergency Action and Environmental Response Policy Program in place. This program details the appropriate response to any emergency that management believes to be possible in our area of operations. We believe we are presently in compliance with all applicable federal and state environmental laws, rules and regulations; however, continued compliance (or failure to comply) and future legislation may have an adverse impact on our present and contemplated business operations.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which our business operations are subject, and there are many others, the effects of which could have an adverse impact on our business. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to what effect these present and future laws, rules and regulations will have on our current future operations.

Insurance

Our operations are subject to all the risks inherent in the exploration for, and development and production of oil and gas including blowouts, fires and other casualties. We maintain insurance coverage customary for operations of a similar nature, but losses could arise from uninsured risks or in amounts in excess of existing insurance coverage.

Employees

We currently have 11full-time employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion is intended to facilitate an understanding of our business and results of operations. It should be read in conjunction with our consolidated financial statements and the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

Introduction

The following discussion is intended to facilitate an understanding of our business and results of operations and includes forward-looking statements that reflect our plans, estimates and beliefs. It should be read in conjunction with our unaudited consolidated financial statements and the accompanying notes to the consolidated financial statements included herein. Our actual results could differ materially from those discussed in these forward-looking statements.

Overview

We are actively engaged in the exploration, development, production and acquisition of crude oil and natural gas primarily in eastern Tennessee. In December 2005, we entered into a joint venture agreement with Wind City Oil & Gas, LLC (“Wind City”) to form Wind Mill Oil & Gas, LLC (the “Wind Mill Joint Venture”). We own 49.9% of the Wind Mill Joint Venture and Wind City owns 50.1%. We contributed approximately 43,000 acres, which we held under lease in Tennessee, to the Wind Mill Joint Venture for oil and gas exploration, development and exploitation of undeveloped wells. The joint venture will only encompass new drilling projects. We retained our working interest in the developed and producing wells located on such leases. In connection with the development of wells by the Wind Mill Joint Venture, we will also receive revenue for providing labor and equipment. Currently, in conjunction with those acres held by the Wind Mill Joint Venture, we have approximately 50,000 acres under lease. About 90% of such leases are held by production.

Most of our current oil and gas production is from the Big Lime Formation. However, there are more than 160 development drilling locations that target the Devonian (Chattanooga Shale) as well as the Big Lime Formation. We completed the drilling and fracing of the first five wells on Koppers North and Carden Prospect in Campbell County, Tennessee, which consist of, the Koppers 6A and 7A and the Carden 1A, 2A and 3A. The wells have been drilled to approximately 3,000 feet in depth to fully penetrate a thickened Devonian Shale, with up to 828 feet of potential hydrocarbon entry. Average open flows are 130 Mcf of natural gas per day for each such well. Gathering lines have been installed to begin gas sales.

In June 2001, we made a conventional Big Lime gas discovery, on the Lindsay Land Company lease that we jointly own with Delta Producers, Inc. Currently there are six producing wells on the property. Two wells were drilled in June 2005, the Lindsay #16 and #17. These wells fully penetrated the Big Lime and Devonian Shale to depths of approximately 4,700 feet. The Lindsay #17 has been foam fraced in the Devonian Shale and will be fraced in the Big Lime when testing is completed in the shale. There are at a minimum twenty-three additional drill sites on this 3,400 acre lease which is situated near Caryville, Tennessee. The balance of this lease was assigned to the Wind Mill Joint Venture.

On January 5, 2006, we drilled the Edwards/Fowler #1 gas well to 4,632 feet. This well is the first well to be drilled under the Wind Mill Joint Venture pursuant to which Wind Mill Oil & Gas, LLC will have a 25% net interest in the wells, of which we will own 49.9%. The well is being completed and management anticipates that it will be put on production in the near future.

We are continuing our leasing efforts in the Eastern Tennessee portion of the Eastern Overthrust Belt, which runs from Eastern Canada through Appalachia into Alabama. Acreage is being leased there in selected areas, which will be a part of the Wind Mill Joint Venture.

Results of Operations

Year Ended April 30, 2005 compared to Year Ended April 30, 2004

In fiscal 2005, we increased our capitalized costs of oil and gas properties from $2,638,005 to $2,941,832. Our development costs for oil and gas properties decreased from $565,779 to $549,687. Estimates of proved reserves of oil decreased from 350,937 barrels to 93,825 and estimates of proved reserves of natural gas decreased from 8,696,519 Mcf to 1,249,566 Mcf. Proved developed producing reserves of oil decreased to 60,734 barrels from 62,106 barrels and proved developed producing reserves of natural gas decreased to 697,916 Mcf from 1,035,850 Mcf. These decreases were primarily due to a change in the evaluations by our new engineering firm NSAI, which reclassified previous estimates of proved reserves as possible and probable. (See Description of Business—“Oil and Gas Reserve Analyses.” in this Annual Report.) During fiscal 2005, future cash flows discounted 10% after income taxes from proved reserves decreased from $23,149,947 to $3,480,639. Our oil and gas revenue was $784,409 for fiscal 2005, up from $773,033 for fiscal 2004. Volatile changes in the price of natural gas and oil partially offset by normal declines in our production curves brought about this increase. During fiscal 2005, service and drilling revenue was $209,680, down from $1,186,823, in part due to the disposal of a drilling rig. Cost of revenue from service and drilling decreased by $682,943 from Fiscal 2004 to Fiscal 2005. The drilling rig was old and in need of major repairs. To acquire new drill pipe, hammers and a compressor would cost $320,000, and likely the motor would need to be replaced to continue using the rig. The cost of repairs, combined with high worker’s compensation insurance rates, would have resulted in a negative cash flow to the Company. At the time the rig was sold it was not being utilized, and management believed that it was in the best interests of the Company sell the rig and use the funds to enhance the Company’s oil and gas leases. Retail sales increased from $6,939 in fiscal 2004, to $35,947 in fiscal 2005 primarily due to the market volatility, and are included in service and drilling revenue for financial statement purposes.

During fiscal 2005, Miller Petroleum produced 75 MMBTUs of natural gas, with an average price of $6.28 per MMBTU. Production decreased from about 88 MMBTUs in fiscal 2004, and the average price per MMBTU was $5.63. The following tables reflect our production figures for the fiscal years ended April 30, 2005, and 2004

Fiscal Year	Average Net Production Gas /MBTU	Sales Price /MMBTU
2004	88,000	$5.63
2005	75,000	$6.28

Fiscal Year	Average Net Barrels of Oil	Sales Price
2004	10,100	$27.30
2005	7,500	$40.48

	2003	2004	2005
Net Productive Wells	22.60	20.20	20.20
Developed Acreage	1,480	1,480	1,480
Undeveloped Acreage	41,120	41,120	41,120
Net Productive Exploratory Wells	0	0	0
Net Dry Exploratory Wells	0.24	0.30	0.30
Net Productive Developmental Wells	1.408	1.20	1.20
Net Dry Developmental Wells	0	0	0

Nine Months Ended January 31, 2006 compared to Nine Months Ended January 31, 2005

	For the Nine Months Ended		Increase /
	January 31		(Decrease)
	2006	2005	2005 to 2006
REVENUES
Oil and gas revenue	$627,931	$601,240	$26,691
Service and drilling revenue	1,480,804	157,685	1,323,119
Total Revenue	2,108,735	758,925	1,349,810

COSTS AND EXPENSES
Cost of oil and gas revenue	62,793	60,010	2,783
Cost of service and drilling revenue	1,220,310	55,515	1,164,795
Selling, general and administrative	1,515,630	310,696	1,204,934
Salaries and wages	229,144	180,658	48,486
Depreciation, Depletion and amortization	255,657	152,659	102,998
Total Costs and Expenses	3,283,534	759,538	2,523,996

INCOME (LOSS) FROM OPERATIONS	(1,174,799)	(613)	(1,174,186)

OTHER INCOME (EXPENSE)
Interest income	667	674	(7)
Gain on sale of equipment		98,638	(98,638)
Interest expense	(1,319,751)	(165,386)	(1,154,365)
Total Other Income (Expense)	(1,319,084)	(66,074)	(1,253,010)
NET INCOME (LOSS)	$(2,493,883)	$(66,687)	$(2,427,196)

Revenue

Oil and gas revenue was $627,931 for the nine months ended January 31, 2006 as compared to $601,240 for the nine months ended January 31, 2005, an increase of $26,691. This resulted from more wells producing more oil and gas.

Service and drilling revenue was $1,480,804 for the nine months ended January 31, 2006 as compared to $157,685 for the nine months ended January 31, 2005, an increase of $1,323,119. This resulted from an increase in drilling activity with several participants.

Cost and Expense

The cost of oil and gas revenue was $62,793 for the nine months ended January 31, 2006 as compared to $60,010 for the nine months ended January 31, 2005, an increase of $2,783. This increase resulted from the cost associated with increased production.

The cost of service and drilling revenue was $1,220,310 for the nine months ended January 31, 2006 as compared to $55,515 for the nine months ended January 31, 2005, an increase of $1,164,795. This increase is due to the increase in drilling activities and revenue.

Selling, general and administrative expense was $1,515,630 for the nine months ended January 31, 2006 as compared to $310,696 for the nine months ended January 31, 2005, an increase of $1,204,934. This increase results from an increase in stock compensation of approximately $700,000, increased legal and professional fees of approximately $360,000 and a general increase of selling, general and administrative expense.

Salaries and wages expense was $229,144 for the nine months ended January 31, 2006 as compared to $180,658 for the nine months ended January 31, 2005, an increase of $48,486. This increase resulted from the addition of new employees and less cost being capitalized in lease acquisitions.

Depreciation, depletion and amortization was $255,657 for the nine months ended January 31, 2006 as compared to $152,659 for the nine months ended January 31, 2005, an increase of $102,998. This resulted from more wells and equipment being placed into service.

Gain on the sale of equipment was zero for the nine months ended January 31, 2006 as compared to $98,638 for the nine months ended January 31, 2005, a decrease of $98,638. The gain for the nine months ended January 31, 2005 resulted from the sale of a drilling rig. There were no sales of equipment during the nine months ended January 31, 2006.

Interest expense was $1,319,751 for the nine months ended January 31, 2006 as compared to $165,386 for the nine months ended January 31, 2005, an increase of $1,154,365. This resulted from increased interest cost, loan cost, warrants and penalty warrants associated with loans.

Three Months Ended January 31, 2006 compared to Three Months Ended January 31, 2005

	For the Three Months Ended		Increase /
	January 31		(Decrease)
	2006	2005	2005 to 2006
REVENUES
Oil and gas revenue	$285,973	$238,790	$47,183
Service and drilling revenue	138,632	30,014	108,618
Total Revenue	424,605	268,804	155,801

COSTS AND EXPENSES
Cost of oil and gas revenue	23,751	19,567	4,184
Cost of service and drilling revenue	153,114	19,323	133,791
Selling, general and administrative	969,907	74,706	895,201
Salaries and wages	70,152	82,884	(12,732)
Depreciation, Depletion and amortization	93,890	63,330	30,560
Total Costs and Expenses	1,310,814	259,810	1,051,004

INCOME (LOSS) FROM OPERATIONS	(886,209)	8,994	(895,203)

OTHER INCOME (EXPENSE)
Interest income	470	429	41
Gain on sale of equipment		56,149	(56,149)
Interest expense	(690,995)	(52,363)	(638,632)
Total Other Income (Expense)	(690,525)	4,215	(694,740)
NET INCOME (LOSS)	$(1,576,734)	$13,209	$(1,589,943)

Revenue

Oil and gas revenue was $285,973 for the three months ended January 31, 2006 as compared to $238,790 for the three months ended January 31, 2005, an increase of $47,183. This increase resulted from more wells producing more oil and gas.

Service and drilling revenue was $138,632 for the three months ended January 31, 2006 as compared to $30,014 for the three months ended January 31, 2005, an increase of $108,618. This increase resulted from an increase in drilling activity with several participants.

Cost and Expense

The cost of oil and gas revenue was $23,751 for the three months ended January 31, 2006 as compared to $19,567 for the three months ended January 31, 2005, an increase of $4,184. This increase resulted from the cost associated with increased production.

The cost of service and drilling revenue was $153,114 for the three months ended January 31, 2006 as compared to $19,323 for the three months ended January 31, 2005, an increase of $133,791. This increase is due to the increase in drilling activities and revenue.

Selling, general and administrative expense was $969,907 for the three months ended January 31, 2006 as compared to $74,706 for the three months ended January 31, 2005, an increase of $895,201. This increase results from an increase in stock compensation of approximately $640,000, increased legal and professional fees of approximately $200,000 and a general increase of selling, general and administrative expense.

Salaries and wages expense was $70,152 for the three months ended January 31, 2006 as compared to $82,884 for the three months ended January 31, 2005, a decrease of $12,732. This decrease resulted from reimbursement of a part of our salaries from the Wind Mill Oil & Gas, LLC joint venture.

Depreciation, depletion and amortization expense was $93,890 for the three months ended January 31, 2006 as compared to $63,330 for the three months ended January 31, 2005, an increase of $30,560. This resulted from more wells and equipment being placed into service.

Gain on the sale of equipment was zero for the three months ended January 31, 2006 as compared to $56,149 for the three months ended January 31, 2005, a decrease of $56,149. The gain for the three months ended January 31, 2005 resulted from the sale of a drilling rig. There were no sales of equipment during the three months ended January 31, 2006.

Interest expense was $690,995 for the three months ended January 31, 2006 as compared to $52,363 for the three months ended January 31, 2005, an increase of $638,632. This resulted from increased interest cost, loan cost, warrants and penalty warrants associated with loans.

Off Balance Sheet Arrangements

None.

DESCRIPTION OF PROPERTY

Our executive offices presently comprise approximately 6,300 square feet on 14 acres of land in Huntsville, Tennessee that the company owns. Please see “Current Business” for a description of our oil and gas leases and for additional disclosure regarding our oil and gas operations in accordance with pursuant to Industry Guides 2 of the Securities and Exchange Act (the “Act”). See also “Description of Business—Oil an Gas Leases.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock is quoted on the National Association of Securities Dealers Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “MILL.” The following quotations, obtained from National Quotation Bureau, reflect the high and low bids for our shares for the periods indicated and are based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
Quarter Ended:	Bid Prices ($)

July 31, 2005	1.45	1.20
October 31, 2005	1.24	1.10
January 31, 2006	1.30	1.30

July 31, 2004	1.01	1.01
October 31, 2004	0.45	0.38
January 31, 2005	0.38	0.38
April 30, 2005	0.90	0.90

July 31, 2003	0.55	0.55
October 31, 2003	0.68	0.45
January 31, 2004	0.45	0.35
April 30, 2004	0.91	0.59

Holders

There were approximately 386 shareholders of record of our Common Stock as of April 6, 2006.

Dividends

We have not paid or declared any cash dividends to date and do not anticipate paying any in the foreseeable future. There are no present restrictions that limit our ability to pay dividends or that are likely to do so in the future. We intend to retain earnings, if any, to support the growth of our business.

Shares Issuable Under Equity Compensation Plans

The table below provides information, as of April 30, 2005, concerning securities authorized for issuance under equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	—	—	—
Equity compensation plans not approved by shareholders	540,000(1)	1.30	—
Total	540,000	1.30	—

(1)	Includes 50,000 warrants granted to Herman Gettelfinger which expired in July 2005.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table shows the names, ages and positions held by our executive officers, directors and significant employees.

Name	Age	Position
Deloy Miller	58	Director and Chief Executive Officer
Ernest Payne	58	President
Lyle H. Cooper	63	Chief Financial Officer
Herbert J. White	79	Vice President and Director
Herman E. Gettelfinger	72	Director
Charles M. Stivers	43	Director
Gary Bible	55	Vice President of Geology
Teresa Cotton	43	Secretary and Treasurer

Business Experience.

Deloy Miller has been Chairman of the Board of Directors since December 1996, and Chief Executive Officer since December 1997. Mr. Miller is a seasoned gas and oil professional with more than 30 years of experience in the drilling and production business in the Appalachian basin. During his years as a drilling contractor, he acquired extensive geological knowledge of Tennessee and Kentucky and received training in the reading of well logs. A native Tennessean, Miller is credited with being the leader in converting the Appalachian Basin from cable tool drilling to air drilling, using the Ingersoll-Rand T3 Drillmaster rigs. The introduction of air drilling sparked the 1969 drilling boom and Miller soon became a successful drilling contractor in the southern Appalachian basin. He served two terms as president of the Tennessee Oil & Gas Association and in 1978 the organization named Miller the Tennessee Oil Man of the Year. He continues to serve on the board of that organization. Mr. Miller was appointed by the Governor of Tennessee to be the petroleum industry's representative on the Tennessee Oil & Gas Board, the state agency that regulates gas and oil operations in the state.

Ernest Payne was appointed President on August 2003. Mr. Payne rejoined the Miller Team after serving as Project Manager and Superintendent for Youngquist Brothers of Fort Myers, Florida from early 1994 through May of 2001. Mr. Payne has 20 years experience in oil and gas well design and stimulations as well as supervising the operation of drilling and workover rigs. He earned a B.S. in engineering at Tennessee Technological University. He originally joined Miller in the early 70's and was the general manager for 17 years. He directed the operation of 18 drilling and workover rigs. In the mid 1980's he formed his own company and managed large drilling jobs in Florida and Puerto Rico until joining Youngquist.

Lyle H. Cooper was appointed Chief Financial Officer on January 20, 2006. Mr. Cooper owns a private CPA firm where since 1991 he has specialized in providing accounting, auditing, tax and SEC related services. During 2002 and 2003 he served as the Secretary of Aurora Lighting, Inc., a leading manufacturer of electronic ballasts. In 2003 and 2004, Mr. Cooper participated as principal in an oil drilling venture in Clinton County, Kentucky.

Charles M. Stivers has been a Director since 2004. He also served as our Chief Financial Officer from 2004 until January 2006. Mr. Stivers has over 18 years accounting experience and over 12 years of experience within the energy industry. He owns and operates Charles M. Stivers, C.P.A., which specializes in the oil and gas industry and has clients located in eight different states. His responsibilities include all forms of SEC audit work, SEC quarterly financial statement filings, oil and gas consulting work, and income tax work. Mr. Stivers served as Treasurer and CFO for Clay Resource Company and Senior Tax and Audit Specialist for Gallaher and Company. He received a Bachelor of Science degree in accounting from Eastern Kentucky University.

Herbert J. White has been a Vice President and Director since April 1997. Mr. White has more than 44 years of Petroleum related experience. After earning his BS degree from North Texas University, he became an engineer with Halliburton, handling Louisiana Gulf Coast and offshore operations and serving in Australia. In 1975 he joined Petroleum Development Corporation, a West Virginia-based public company, supervising engineering and operations in Southern Appalachian basin. He also has experience in Devonian Shale production, enhanced recovery and coal degasification. Miller Petroleum and its predecessor corporation have employed Mr. White as a Petroleum Engineer since July of 1985. In April, 1997, he became a director and Vice President of Development Engineering for Miller Petroleum.

Herman Gettelfinger has been a Director since 1997. Mr. Gettelfinger is a co-owner of Kelso Oil Company, Knoxville Tennessee and has been the President of Kelso since 1960. Kelso is one of eastern Tennessee's largest distributors of motor oils, fuels and lubricants to the industrial and commercial market. Mr. Gettelfinger has been active in the gas and oil drilling and exploration business for more than 35 years and has been associated with Miller Petroleum for more than 25 years.

Dr. Gary Bible was appointed Vice President of Geology in September 1997. Dr. Bible came from Alamco, where he had served since May of 1991 as Manager of Geology and Senior Geologist. Dr. Bible earned his BS Degree in Geology from Kent State University and his Msc. and PhD. Degrees in Geology from Iowa State University. He is a proven hydrocarbon finder who drilled his first successful wildcat as a Trainee Geologist. Dr. Bible brings to the Company 20 years experience as a Petroleum Geologist. In addition, Dr. Bible has spent more than 10 years in the Appalachian Basin in the exploration and development of reserves in the Big Lime, Devonian Shale and in deeper horizons. He is credited with managing a drilling program at Alamco that kept its finding cost the lowest in the nation.

Teresa Cotton was appointed Secretary/Treasurer in December 2001. Prior to joining the Miller Team, Mrs. Cotton was employed by Halliburton Services. She has more than twenty years experience in the oil and gas industry. Mrs. Cotton, a Tennessee native, earned an A.S. in Business Administration at Roane State Community College in Huntsville, Tennessee 37756.

Audit Committee Financial Expert

We have an audit committee consisting of Herman Gettelfinger and Charles Stivers. Our board of directors has determined that Mr. Stivers is an “audit committee financial expert” based on his qualification as a certified public accountant and his prior experience.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our Common Stock owned beneficially as of April 6, 2006 by: (i) each person (including any group) known to us to own more than five percent (5%) of our Common Stock, (ii) each of our directors and each of our named executive officers and (iii) officers and directors as a group. We based our calculations on 14,296,856 shares outstanding on April 6, 2006.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and is not necessarily indicative of beneficial ownership for any other purpose. Shares of Common Stock that a person has a right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Except as otherwise indicated, each director and named executive officer (1) has sole investment and voting power with respect to the securities indicated or (2) shares investment and/or voting power with that individual’s spouse.

The address of each director and named executive officer listed in the table below is c/o Miller Petroleum, Inc., 3651 Baker Highway, Huntsville, Tennessee 37756.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Officers
Deloy Miller	4,090,343	28.61%
Ernest Payne	605,000(1)	4.21%
Herman E. Gettelfinger	342,901(2)	2.39%
Herbert J. White	300	*
Charles Stivers	20,000	*
All directors and executive officers (5 persons)	5,058,544(3)	35.07%

Beneficial Owner of More Than 5%
Wind City Oil & Gas, LLC	2,900,000	20.28%

*	Represents less than 1% of our outstanding Common Stock.
(1)	Includes 75,000 shares issuable upon the exercise of presently exercisable stock options.
(2)	Includes 50,000 shares issuable upon the exercise of presently exercisable stock options and 100,000 shares held by Mr. Gettelfinger’s spouse.
(3)	Includes 125,000 shares issuable upon the exercise of presently exercisable stock options.

EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE

The following table sets forth information for the periods indicated concerning compensation paid to our Chief Executive Officer and each of our other executive officer who received the highest compensation for services rendered to us with respect to 2005.

			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compen- sation	AWARDS		PAYOUTS	All Other Compen- sation
						Restricted Stock Awarded	Options/ SARs* (#)	LTIP payouts ($)
Deloy Miller	Chief Executive Officer	2005 2004 2003	$180,000 $183,000 $180,000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Long-Term Incentive Plan

We do not have any long-term incentive plans, pension plans, or similar compensatory plans for our directors and executive officers.

Compensation of Directors

Directors receive attendance fees of $500 for each meeting of the Board attended.

Employment Contracts, Termination of Employment and Change in Control Arrangements

On February 21, 2006 we entered into an Employment Agreement with our President, Ernest Payne. Pursuant to the terms of the agreement, Mr. Payne will receive an annual base salary of $200,000 for the three year term of the Employment Agreement. In addition, Mr. Payne is entitled to receive certain discretionary bonuses as may be determined by the Board of Directors. In connection with Mr. Payne’s Employment Agreement, we issued to Mr. Payne 500,000 shares of Common Stock. We may offer long term contracts to other executive officers, directors or key employees in the future.

Our company has no plans or arrangements in respect of remuneration received or that may be received by named executive officers of our company in fiscal year 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company entered into a two-year consulting agreement with Scott Boruff for the provision of certain advisory and business development services. As consideration for these services, the Company issued to Mr. Boruff 400,000 shares or our Common Stock.

On September 8, 2005, we agreed to issue 400,000 shares of Common Stock to Scott Boruff (son-in-law of Deloy Miller, our Chief Executive Officer), in consideration of consulting services.

The Company had a note payable to Sharon Miller (wife of Deloy Miller, our chief executive officer) for $56,693 at July 31, 2005 for the balance remaining on the original purchase of the property which houses our executive offices. This note was settled May 11, 2005.

The Company issued a note payable for $254,000 at 8% with principle due in December 2005 to Herman E. Gettelfinger. This note was settled May 10, 2005.

Other than the transactions disclosed above, there have been no material transactions, similar transactions or currently proposed transactions, to which we, or any of our subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director, executive officer or any security holder who is known to u s to own of record or beneficially more than 5% of the Company’s Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

SELLING SHAREHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 6,100,000 shares of our Common Stock held by the selling shareholders named in the table below, which amount includes 1,200,000 common shares issuable upon the exercise of warrants held by selling shareholders. The selling shareholders may exercise their warrants at any time in their sole discretion up until the expiration date of such warrants. All of the selling shareholders named below acquired their shares of our Common Stock and warrants directly from us in private transactions.

The following table sets forth certain information known to us regarding the selling security holders’ beneficial ownership of our Common Stock as of the date of this prospectus. Because the selling security holders may sell none, all, or a portion of the shares they hold pursuant to this prospectus, no precise estimate can be given as to the amount or percentage of shares that will be held by the selling security holders after completion of any offering by the selling shareholders . The selling shareholders have sole voting and investment power with respect to all shares beneficially owned by them.

The selling shareholders may sell all or some of the shares of Common Stock they are offering, and may sell shares of our Common Stock otherwise than pursuant to this prospectus. The table below assumes that each selling shareholders exercises all of its warrants and sells all of the shares issued upon exercise thereof, and that each selling shareholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Number	Percent
Wind City Oil & Gas, LLC	2,900,000	20.28%	2,900,000	-0-	-0-
Prospect Energy Corporation	781,805(1)	5.18%	781,805	-0-	-0-
Petro Capital III, L.P.	248,195(2)	1.71%	248,195	-0-	-0-
Petro Capital Advisors, LLC	170,000(3)	1.18%	170,000	-0-	-0-
Scott Boruff(4)	400,000	2.80%	400,000	-0-	-0-
Growth Management LLC	600,000	4.20%	600,000	-0-	-0-
Ernest Payne(5)	605,000(6)	4.21%	500,000	105,000(6)	*
GunnAllen Financial, Inc.	400,000	2.80%	400,000	-0-	-0-
North Star Capital Markets, Inc.	50,000	*	50,000	-0-	-0-
Charles Stivers	20,000	*	20,000	-0-	-0-
Everett G. Titus III	15,000	*	15,000	-0-	-0-
William P. Farland	15,000	*	15,000	-0-	-0-

(1)	Represents 781,805 shares of common stock underlying warrants.
(2)	Represents 248,195 shares of common stock underlying warrants.
(3)	Represents 170,000 shares of common stock underlying warrants.
(4)	Scott Boruff is the son-in-law of Deloy Miller, our Chief Executive Officer.
(5)	Ernest Payne is our President.
(6)	Includes 75,000 shares issuable upon the exercise of presently exercisable stock options.

PLAN OF DISTRIBUTION

The selling shareholders and any of their donees, pledges, assignees and other successors-in-interest, may, from time to time, sell any or all of their shares of Common Stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately-negotiated transactions;

•	short sales that are not violations of the laws and regulations of any state or the United States;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing of options on the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 500,000,000 shares of our Common Stock, of which, as of April 6, 2006 14,296,856 shares were issued and outstanding.

Common Stock

Each share of our Common Stock is entitled to one vote at all meetings of shareholders. Each share of our Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as we may declare. The shares of our Common Stock are not entitled to preemptive rights and are not subject to redemption or assessment. Upon our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to receive, on a pro rata basis, those assets which are legally available to shareholders .

Private Placement Warrants

We issued warrants to purchase Common Stock as part of the May 9, 2005 private placement transaction with Prospect Energy, Petro Capital and Capital Advisors. In connection with such transaction, (i) Prospect Energy received warrants to purchase 630,000 shares of our Common Stock; (ii) Petro Capital received warrants to purchase 200,000 shares of our Common Stock and Capital Advisors received warrants to purchase 170,000 shares of our Common Stock. Such warrants are presently exercisable at an exercise price of $0.50 per share and have a term of five years. None of the warrants have been exercised as of the date of this prospectus.

In connection with the above private placement transaction and for failure to file the required registration statement and to have that registration statement become effective by a certain date, we subsequently issued five additional warrants (the “Penalty Warrants”) to each of Prospect Energy and Petro Capital to purchase aggregate amounts of 151,805 and 48,195 shares of our Common Stock, respectively. The Penalty Warrants are presently exercisable at an exercise price of $1.15 per share and have a term of five years. None of the Penalty Warrants have been exercised as of the date of this prospectus.

Transfer Agent

The Transfer Agent for our Common Stock is Interwest Transfer Company, 1981 East Murray Holladay Road, Suite 100, Salt Lake City Utah, 84117.

EXPERTS

Our financial statements as of April 30, 2005 and April 30, 2004 are included in this prospectus and have been audited by Rodefer Moss & Co., PLLC, an independent registered public accounting firm, as set forth in their report appearing elsewhere in this prospectus.

Rodefer Moss has not been hired on a contingent basis, will not receive a direct or indirect interest in us and has not been our promoter, underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room.

In addition, we are electronic filers and our reports and information filed with the SEC are available on the SEC’s website located at www.sec.gov. Our website is located at www.millerpetroleum.com. Under the “Archive” section of the website, you may access our most recent press releases.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Tennessee Business Corporation Act (the “TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;
•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;
•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and
•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful.

In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;
•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or
•	the officer or director breached his or her duty of care to the corporation.

Our Board of Directors has adopted these provisions to indemnify our directors, executive officers and agents.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and therefore unenforceable.

FINANCIAL STATEMENTS

MILLER PETROLEUM, INC.
Consolidated Balance Sheets

	January 31	April 30
	2006	2005
	Unaudited
ASSETS
CURRENT ASSETS

Cash	$268,780	$2,362
Accounts receivable	214,667	182,951
Participant receivables	268,371
Current portion of note receivable	42,250	47,000
Inventory	67,389	67,389
Deferred offering costs		88,842
Total Current Assets	861,457	388,544

FIXED ASSETS

Machinery and equipment	837,379	941,601
Vehicles	309,606	333,583
Buildings	313,335	313,335
Office Equipment	22,045	72,549
	1,482,365	1,661,068
Less: accumulated depreciation	(755,966)	(939,579)
Total Fixed assets	726,399	721,489

OIL AND GAS PROPERTIES	2,756,568	2,941,832
(On the basis of successful efforts accounting)

PIPELINE FACILITIES	197,035	206,298

OTHER ASSETS
Investment in joint venture at cost	336,669
Land	496,500	496,500
Investments	500	500
Equipment held for sale	427,462	431,462
Cash - restricted	83,000	71,000
Total Other Assets	1,344,131	999,462
TOTAL ASSETS	$5,885,590	$5,257,625

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Consolidated Balance Sheets

	January 31	April 30
	2006	2005
	Unaudited
LIABILITIES AND SHAREHOLDERS ' EQUITY
CURRENT LIABILITIES

Accounts payable - trade	$162,951	$330,620
Accrued expenses	43,519	224,306
Current portion of notes payable	13,717
Total Current Liabilities	220,187	554,926

LONG-TERM LIABILITIES

Notes payable-Related parties		1,673,693
Other	330,207	655,646
Total Long-Term Liabilities	330,207	2,329,339
Total Liabilities	550,394	2,884,265

TEMPORARY EQUITY
Common Stock subject to put	4,350,000

SHAREHOLDERS ' EQUITY
Common Stock: 500,000,000 shares authorized at $0.0001 par value, 14,276,856 and 9,383,856 shares issued and outstanding	1,427	939
Additional paid-in capital	10,775,560	4,495,498
Unearned compensation	(824,831)
Common Stock subject to put	(4,350,000)
Retained Earnings	(4,616,960)	(2,123,077)
Total Shareholders ' Equity	985,196	2,373,360
TOTAL LIABILITIES AND SHAREHOLDERS ' EQUITY	$5,885,590	$5,257,625

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Consolidated Statements of Operations
(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	January 31		January 31
	2006	2005	2006	2005
		As Restated		As Restated

REVENUES
Oil and gas revenue	$285,973	$238,790	$627,931	$601,240
Service and drilling revenue	138,632	30,014	1,480,804	157,685
Total Revenue	424,605	268,804	2,108,735	758,925

COSTS AND EXPENSES
Cost of oil and gas revenue	23,751	19,567	62,793	60,010
Cost of service and drilling revenue	153,114	19,323	1,220,310	55,515
Selling, general and administrative	969,907	74,706	1,515,630	310,696
Salaries and wages	70,152	82,884	229,144	180,658
Depreciation, depletion and amortization	93,890	63,330	255,657	152,659
Total Costs and Expense	1,310,814	259,810	3,283,534	759,538

INCOME (LOSS) FROM OPERATIONS	(886,209)	8,994	(1,174,799)	(613)

OTHER INCOME (EXPENSE)
Interest Income	470	429	667	674
Gain on sale of equipment		56,149		98,638
Interest expense	(690,995)	(52,363)	(1,319,751)	(165,386)
Total Other Income (Expense)	(690,525)	4,215	(1,319,084)	(66,074)
NET INCOME (LOSS)	$(1,576,734)	$13,209	$(2,493,883)	$(66,687)

Basic and Diluted - Loss per Share	(0.16)	—	(0.26)	(0.01)

Basic and Diluted -Shares Outstanding	10,022,922	9,383,856	9,674,601	9,141,342

See notes to consolidated financial statements.

MILLER PETROLEUM, INC
Consolidated Statement of Shareholders ' Equity
(UNAUDITED)

			Additional
	Common	Shares	Paid-in	Unearned	Retained
	Shares	Amount	Capital	Compensation	Earnings	Total

Restated balance, April 30, 2005	9,396,856	$939	$4,495,498		$ $ (2,123,077)	$2,373,360

Issuance of warrants as prepayment of financing costs			370,392			370,392
Issuance of warrants for financing cost penalty			36,000			36,000
Issuance of shares as payments of services	1,580,000	158	1,612,842	(824,831)		788,169
Issuance of shares for stock sales commission	400,000	40	459,960			460,000
Cost of stock sales			(460,000)			(460,000)
Issuance of shares	2,900,000	290	4,349,710			4,350,000
Deferred offering cost			(88,842)			(88,842)
Net loss for the nine months ended January 31, 2006					(2,493,883)	(2,493,883)
Balance, January 31, 2006	14,276,856	$1,427	$10,775,560	$(824,831)	$(4,616,960)	$5,335,196

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Consolidated Statement of Cash Flows
(UNAUDITED)

		As Restated
	For the Nine	For the Nine
	Months Ended	Months Ended
	January 31, 2006	January 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(2,493,883)	$(66,687)

Depreciation, depletion and amortization	255,657	152,659

Adjustments to Reconcile Net Loss to Net Cash Provided (Used) by Operating Activities:
Gain on sale of equipment		6,665
Issuance of stock for services	788,169	110,000
Accretion of warrant costs	406,392
Changes in Operating Assets and Liabilities:
Decrease (increase) in accounts receivable	(31,716)	48,169
Decrease (increase) in participant receivables	(268,371)	(339)
Decrease (increase) in prepaid expenses		88,590
Increase (decrease) in accounts payable	(167,670)	(37,864)
Increase (decrease) in accrued expenses	(180,787)	44,820
Net Cash Provided (Used) by Operating Activities	(1,692,209)	346,013

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Equipment	(79,832)
Net additions to oil and gas properties	(335,905)	(324,065)
Decrease (increase) in restricted cash	(12,000)	2,000
Net Cash Used by Investing Activities	(427,737)	(322,065)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable	(6,135,415)	(122,552)
Proceeds from borrowing	4,150,000	48,909
Net proceeds from issuance of Common Stock	4,350,000	96,001
Proceeds from sale of equipment	17,029
Change in note receivable	4,750
Net Cash Provided by Financing Activities	2,386,364	22,358

NET INCREASE IN CASH	266,418	46,306

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,362	2,416

CASH AND CASH EQUIVALENTS, END OF PERIOD	$268,780	$48,722
CASH PAID FOR
INTEREST	$389,835	$143,386
INCOME TAXES	$0	$0

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements

(1)    Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Registrant's April 30, 2005 Annual Report on Form 10-KSB/A. The results of operations for the period ended January 31, 2006 are not necessarily indicative of operating results for the full year. In the opinion of management, the consolidated financial statements and other information furnished herein reflect all adjustments in fiscal year 2005 consisting of normal recurring accruals which are necessary for a fair presentation of the results of the interim periods covered by this report.

(2)    RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Our Consolidated Financial Statements for the three months ended January 31, 2005 are restated in this Form 10-QSB to reflect a $22,000 amortization of prepaid financing costs and $110,000 in selling, general and administrative expenses to record stock issued for services. The effect of the restatements on net loss was to increase net loss by $132,000 for the three months ended January 31, 2005.

(3)    LONG-TERM DEBT, WARRANTS, LOAN FEES AND RESTRICTED CASH

On May 9, 2005, we entered into a credit agreement, under which terms we received $4,150,000 in debt financing under two convertible promissory notes of $3,150,000 and $1,000,000, respectively. Repayment was to be made on or before June 30, 2006, with monthly interest-only payments during the interim. These notes were convertible into Common Stock at the lesser price of $1.50 per share or the price of Common Stock issued to investors in a future equity offering. The lenders were also granted registration rights to any shares issued on conversion of the notes.

The notes were secured by all of our assets and a security interest in a debt service account provided for by the agreement, under which $160,000 was placed in escrow to provide the lenders a reserve for future interest payments. When the loans were paid on December 27, 2005, the balance of $71,000 in the escrow account was released.

The loans were paid off on December 27, 2005 and, in connection with the payoff of the loans, we incurred fees of $281,897 and $523,523 for the three and nine months ended January 31, 2006, respectively, which were amortized to interest expense over the life of the loan.

To secure the funding, an aggregate total of 1,000,000 non-callable five year warrants exercisable at $0.50 per share, were also issued, with registration rights requiring us to register the Common Stock into which the warrants can be converted. The warrants were recorded, at fair value, as $370,392 of prepaid financing costs. Fair value was computed as the estimated present value at grant date of the warrants using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 50%; a risk free interest rate of 4.50% and an expected option life of 2 years, six months. The options were amortized to interest expense over the term of the loan. The loans were paid off December 27, 2005, resulting in fees of $211,652 and $370,392, which were included in interest expense for the three and nine months ended January 31, 2006, respectively.

The loan agreement for the $4,150,000 debt financing provided for registration of the warrants by a certain date. The registration was not filed and made effective by the U.S. Securities and Exchange Commission (“SEC”) by a certain date and we re-negotiated the penalty provision to provide for 40,000 additional warrants per month, beginning December 31, 2005 until the registration statement is filed and declared effective by the SEC. For the three and nine months ended January 31, 2006, 80,000 additional warrants were issued and were included in interest expense in the amount of $36,000.

Interest expense in the financial statements for the three and nine months ended January 31, 2006 consisted of the following:

	Three Months	Nine Months
	ended	ended
	January 31, 2006	January 31, 2006

Payments for interest	$161,446	$389,835
Loan cost	281,897	523,524
Warrants	211,652	370,392
Penalty warrants	36,000	36,000
	$690,995	$1,319,751

(4)    SHAREHOLDERS ’ EQUITY

In addition to the warrants issued as discussed on Note 3, during the nine months ended January 31, 2006 we entered into five employment/service contracts wherein we agreed to issue 1,580,000 shares of Common Stock for compensation and services. As part of an employment agreement 500,000 shares of Common Stock were issued to our President under a three-year employment contract and 1,080,000 common shares were issued to consultants. Three of the contracts were completed or cancelled and two of the contracts require continued performance, one until September 9, 2007 and one until December 10, 2008. Of the $1,613,000 total value of the shares, $73,973 and $714,196 were reflected in selling, general and administrative expense for the quarters ended October 31, 2005 and January 31, 2006, respectively, and $824,831 has been deferred to the future periods covered by the agreements.

On December 23, 2005 we entered into a joint venture agreement (JV) with Wind City Oil & Gas, LLC to form Wind Mill Oil & Gas, LLC to explore, drill and develop certain oil and gas properties. The JV provides for Wind Mill Oil & Gas, LLC to repay us for our efforts involved in these activities and for our retention of a 49.9% interest in any resulting production.

As part of the agreement, Wind City Oil & Gas, LLC purchased 2,900,000 common shares for $4,350,000 on December 23, 2005. The stock purchase agreement contains a put whereby Wind City Oil & Gas, LLC can put the stock back to us until September 30, 2006. Because of this provision the Company has classified the stock as temporary equity, in accordance with Accounting Series Release (“ASR”) No. 268 and Emerging Issues Task Force (“EITF”) Topic D-98, which require that stock subject to rescission or redemption requirements outside the control of the Company to be classified outside of permanent equity.

Since the Company had a net loss for the three and nine months ended January 31, 2006 and for the nine months ended January 31, 2005, the assumed effects from the exercise of outstanding options and warrants would have been anti-dilutive. For the three months ended January 31, 2005, the change in earnings per share due to dilution is immaterial. Therefore, there are no diluted per share amounts in the 2005 and 2004 statements of operations.

(5)    PARTICIPANT RECEIVABLES

Participant receivable consist of receivables contractually due from our various joint venture partners in connection with routine exploration, betterment and maintenance activities. The balance in participant receivables over 90 days old is approximately $75,000. Our collateral for these receivables generally consists of lien rights over the related oil producing properties. Approximately $99,000 is due from Wind Mill Oil & Gas, LLC, a related party.

(6)    RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, The Emerging Issues Task Force (“EITF”) reached a consensus that mineral rights, as defined in EITF Issue No. 04-02, Whether Mineral Rights are “Tangible or Intangible Asset”, are tangible assets and that they should be removed as examples of intangibles assets in SFAS Nos. 141 and 142. The FASB has recently ratified this consensus and directed the FASB staff to amend SFAS Nos. 141 and 142 through the issuance of FASB Staff Positions FSP FAS 141-1 and FSP FAS 142-1. Historically we have included the cost of such mineral rights as tangible assets, which is consistent with the EITF’s consensus. As such, EITF 04-02 did not affect our Consolidated Financial Statements.

In December 2004, The FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions. Companies will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant date fair value of employee share options and similar instruments will be estimated using option-pricing models.

If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modifications for small business issuers. SFAS No. 123R will be effective for periods beginning after December 15, 2005. Accordingly, we will adopt SFAS No. 123R in our fourth quarter of fiscal 2006. We are currently evaluating the provisions of SFAS No. 123R and have not determined the impact that this Statement will have on its results of operations or financial position.

In April 2005, the FASB issued Staff Interpretation No. 19-1 (”FSP FAS 19-1”) “Accounting for Suspended Well Costs”, which provides guidance on the accounting for exploratory well costs and proposes an amendment to FASB Statement No. 19, Financial Accounting and Reporting By Oil and Gas Producing Companies. The guidance in FSP FAS 19-1 applies to enterprises that use the successful efforts method of accounting as described in FASB 19. Currently we have no exploration activities; therefore, the guidance in FSP FAS 19-1 does not impact the consolidated financial position, result of operations or cash flows.

MILLER PETROLEUM, INC.
CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors Miller Petroleum, Inc. and Subsidiary
Huntsville, Tennessee

We have audited the accompanying consolidated balance sheets of Miller Petroleum, Inc. and its subsidiary as of April 30, 2005 and April 30, 2004 and the related consolidated statements of operations, changes in shareholders ’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Miller Petroleum, Inc. and its Subsidiary as of April 30, 2005 and 2004, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company has restated its financial statements for the year ended April 30, 2004 to properly reflect transactions in its Common Stock.

/s/ Rodefer Moss & Co, PLLC

Knoxville, Tennessee
July 28, 2005

Miller Petroleum, Inc.
Consolidated Balance Sheets

		Restated
	April 30,	April 30,
	2005	2004
ASSETS
CURRENT ASSETS

Cash	$2,362	$2,416
Accounts receivable	182,951	117,167
Current portion of note receivable	47,000	18,875
Inventory	67,389	50,911
Deferred offering costs	88,842	88,842
Prepaid expenses	—	66,590
Total Current Assets	388,544	344,801

FIXED ASSETS
Machinery	941,601	1,036,802
Vehicles	333,583	385,465
Buildings	313,335	313,335
Office equipment	72,549	72,549
Less: accumulated depreciation	(939,579)	(905,531)
Total Fixed Assets	721,489	902,620

OIL AND GAS PROPERTIES	2,941,832	2,638,005
(On the basis of successful efforts accounting)

PIPELINE FACILITIES	206,298	218,637

OTHER ASSETS
Land	496,500	511,500
Investments	500	500
Well equipment and supplies	431,462	443,942
Long-term notes receivable	—	56,338
Cash - restricted	71,000	71,000
Total Other Assets	999,462	1,083,280
TOTAL ASSETS	$5,257,625	$5,187,343

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Consolidated Balance Sheets

		Restated
	April 30,	April 30,
	2005	2004
LIABILITIES AND SHAREHOLDERS ’ EQUITY
CURRENT LIABILITIES

Accounts payable - trade	$330,620	$335,556
Accrued expenses	224,306	116,011
Current portion of notes payable
Related parties	—	1,360,000
Other	—	176,624
Total Current Liabilities	554,926	1,988,191

LONG-TERM LIABILITIES

Notes payable
Related parties	1,673,693	269,230
Other	655,646	616,739
Total Long-Term Liabilities	2,329,339	885,969
Total Liabilities	2,884,265	2,874,160

SHAREHOLDERS ’ EQUITY

Common Stock: 500,000,000 shares authorized at $0.0001 par value, 9,396,856 and 8,378,856 shares issued and outstanding	939	838
Additional paid-in capital	4,495,498	4,173,998
Accumulated deficit	(2,123,077)	(1,861,653)
Total Shareholders ’ Equity	2,373,360	2,313,183
TOTAL LIABILITIES AND SHAREHOLDERS ’ EQUITY	$5,257,625	$5,187,343

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Consolidated Statements of Operations

		Restated
	For the	For the
	Year Ended	Year Ended
	April 30,	April 30,
	2005	2004
REVENUES
Oil and gas revenue	$784,409	$773,033
Service and drilling revenue	245,627	1,193,762
Total Revenue	1,030,036	1,966,795

COSTS AND EXPENSES
Oil and gas cost	177,287	228,301
Service and drilling cost	82,730	765,673
Selling, general and administrative	604,040	567,112
Depreciation, depletion and amortization	366,279	233,439
Total Costs and Expenses	1,230,336	1,794,525

INCOME (LOSS) FROM OPERATIONS	(200,300)	172,270

OTHER INCOME (EXPENSE)
Interest income	875	1,918
Gain on sale of equipment	157,562	42,897
Interest expense	(219,561)	(228,436)
Total Other Expense	(61,124)	(183,621)

INCOME TAXES	—	—
NET LOSS	$(261,424)	$(11,351)
BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.00)
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,030,738	8,350,048

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Consolidated Statements of Shareholders’ Equity

			Additional
	Common	Shares	Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Restated balance, April 30, 2003	8,293,856	$830	$4,000,871	($1,850,302)	$2,151,399

Issuance of shares in connection with deferred offering	85,000	8	88,834	—	88,842
Issuance of warrants as prepayment of financing costs	—	—	59,293	—	59,293
Issuance of options for services	—	—	25,000	—	25,000
Net loss for the year ended April 30, 2004	—	—	—	(11,351)	(11,351)
Restated balance, April 30, 2004	8,378,856	838	4,173,998	(1,861,653)	2,313,183

Sales of restricted shares for cash at discounts from market for free-trading shares	275,000	27	79,974	—	80,001
Issuance of restricted shares for services at prevailing discounts from market for free trading shares	113,000	11	42,589	—	42,600
Issuance of restricted shares for leasehold interests in mineral rights at prevailing discount from market price for free-trading shares	500,000	50	105,950	—	106,000
Issuance of shares for cash	20,000	2	15,998	—	16,000
Issuance of shares for services	110,000	11	76,989	—	77,000
Net loss for the year ended April 30, 2005	—	—	—	(261,424)	(261,424)
Balance April 30, 2005	9,396,856	$939	$4,495,498	$(2,123,077)	$2,373,360

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Consolidated Statements of Cash Flows

		Restated
	April 30,	April 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(261,424)	$(11,351)
Adjustments to Reconcile Net Loss to
Net Cash Provided by Operating Activities:
Depreciation, depletion and amortization	393,061	265,950
Gain on sale of equipment	(157,562)	(42,897)
Options issued in exchange for services	—	25,000
Common Stock issued in exchange for services	119,600	—
Changes in Operating Assets and Liabilities:
Increase in accounts receivable	(65,784)	(8,894)
Increase in inventory	(16,478)	(13,092)
Decrease (increase) in prepaid expenses	39,808	(10,398)
Increase (decrease) in accounts payable	(4,936)	121,729
Increase in accrued expenses	108,295	31,820
Net Cash Provided by Operating Activities	154,580	357,867

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments	—	12,812
Proceeds from sale of land	15,000	—
Purchase of equipment	(1,500)	(113,834)
Purchase of oil and gas properties	(386,687)	(565,779)
Proceeds from sale of equipment	187,682	392,499
Decrease in restricted cash	—	3,000
Changes in note receivable	28,125	14,201
Net Cash Used by Investing Activities	(157,380)	(257,101)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	96,001	—
Payments on Notes Payables	(137,716)	(502,376)
Proceeds from borrowings	44,461	400,662
Net Cash Provided (Used) by Financing Activities	2,746	(101,714)

NET DECREASE IN CASH	(54)	(948)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,416	3,364
CASH AND CASH EQUIVALENTS, END OF YEAR	$2,362	$2,416

See notes to consolidated financial statements.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Basis of Presentation

These consolidated financial statements include the accounts of Miller Petroleum, Inc. (“The Company”) formerly Triple Chip Systems, Inc. and the accounts of its subsidiary, Miller Pipeline Company, Inc. All inter-company balances have been eliminated in consolidation.

The Company’s principal business consists of oil and gas exploration, production and related property management in the Appalachian region of eastern Tennessee and in the state of Texas. The Company’s corporate offices are in Huntsville, Tennessee. The Company operates as one reportable business segment, based on the similarity of activities. The Company formed Miller Pipeline Corporation Inc. (“MPC, Inc.”), a wholly-owned subsidiary, to manage the construction and operation of the gathering system used to transport natural gas to market.

b. Accounting Method

The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, costs associated with the acquisition, drilling and equipping of successful exploratory wells are capitalized. Geological and geophysical costs, delay and surface rentals and drilling costs of unsuccessful exploratory wells are charged to expense as incurred. Costs of drilling development wells are capitalized. Upon the sale or retirement of oil and gas properties, the cost thereof and the accumulated depreciation or depletion are removed from the accounts and any gain or loss is credited or charged to operations.

Depreciation, depletion and amortization of capitalized costs of proved oil and gas properties is provided on a field by field basis using the units-of-production method based upon proved reserves. Acquisition costs are amortized by using total proved reserves as the denominator. Development costs are amortized using proved developed reserves, rather than total proved reserves, as the denominator.

Pipeline and facilities are stated at original cost. Depreciation of pipeline and facilities is provided on a straight-line basis over the estimated useful life of the pipeline of forty years.

c. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that an asset be evaluated for, impairment when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows of the asset. In accordance with the provisions of SFAS 144, the Company reviews the carrying values of its long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets we grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, generally on a field-by-field basis. The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. The long-lived assets of the Company, which are subject to evaluation, consist primarily of oil and gas properties. For the years ended April 30, 2005 and 2004 the Company has recognized no charges or allowances for impairment.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Net earnings (loss) per share:

The Company presents “basic” earnings (loss) per share and, if applicable, “diluted” earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128. “Earnings Per Share.” Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

Since the Company had a net loss for the years ended April 30, 2005 and 2004, the assumed effects of the exercise of the options and warrants to purchase 555,177 and 2,435,672 and shares of Common Stock that were outstanding at April 30, 2005 and 2004, respectively, and the application of the treasury stock method would have been anti-dilutive. Therefore, there are no diluted per share amounts in the 2005 and 2004 statements of operations.

e. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

f. Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary MPC, Inc. All significant intercompany transactions have been eliminated.

g. Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are as follows:

Lives
Class	(Years)
Building	40
Machinery and equipment	5-20
Vehicles	5-7
Office equipment	5

Depreciation expense for the years ended April 30, 2005 and 2004 was $120,419 and $182,047 respectively.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Revenue Recognition

Oil and gas production revenue is recognized as income as production is extracted and sold. Service and drilling income is recognized at the time it is both earned and we have a contractual right to receive the revenue. Turnkey contracts not completed at year end are reported on the completed contract method of accounting. There were no uncompleted contracts at the end of fiscal 2005 and 2004. Retail sales of various parts and equipment is recognized as income at the time the item is sold and, under the 10% rule, has been combined with service and drilling revenue.

i. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primary cash and cash equivalents and accounts receivable. The Company places its cash investments, which at times may exceed federally insured amounts, in highly rated financial institutions.

Accounts receivable arise from sales of gas and oil, equipment and services. Credit is extended based on the evaluation of the customer’s creditworthiness, and generally collateral is not required. Accounts receivable more than 45 days old are considered past due. The Company does not accrue late fees or interest income on past due accounts. Management uses the aging of accounts receivable to establish an allowance for doubtful accounts. Credit losses are written off to the allowance at the time they are deemed not to be collectible. Credit losses have historically been minimal and within management’s expectations. The allowance for doubtful accounts was $6,944 and $8,684 at April 30, 2005 and 2004, respectively. Accounts receivable more than 90 days old were $32,498 at April 30, 2005 and $ 22,722 at April 30, 2004.

j. Inventory

Inventory consists primarily of crude oil in tanks and is carried at market value.

k. Well Equipment and Supplies

Well equipment represents equipment held by the Company and is carried at salvage value. When well equipment is acquired by the Company in basket purchases, the cost is applied only to the marketable portion of the equipment.

l. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The most significant assumptions are for asset retirement obligation liabilities and estimated reserves of oil and gas. Oil and gas reserve estimates are developed from information provided by the Company’s management to Netherland Sewell and Associates, Inc., of Dallas Texas (“NSAI”) and Glover Petroleum Consultants, of Crossville, Tennessee (“Glover”), for the years ended April 30, 2005 and 2004, respectively. In 2005, management’s estimate of its proved reserves was revised downward from approximately 350,000 barrels of oil to about 94,000, and its proved reserves estimates for natural gas were revised from about 8,700,000 thousand cubic feet (“Mcf”) to about 1,200,000 Mcf. This revision was the result primarily of NSAI’s reclassification of proved reserves to probable and possible reserves. While reserves are not reflected on the Company’s balance sheet, the revision in estimate did affect the 2005 depletion expense associated with its oil and gas properties, which is calculated on the basis of proved reserves only. The change was accounted for as a revision in an estimate, and the effect on net income was approximately $160,000 or $0.02 per basic diluted share of Common Stock.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m. Reclassifications

Certain amounts and balances pertaining to the April 30, 2004 financial statements have been reclassified to conform with the April 30, 2005 financial statement presentations.

n. Stock Warrants

The Company measures its equity transactions with non-employees using the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123. The Company continues to use the intrinsic value approach as prescribed by APB Opinion No. 25 in measuring equity transactions with employees.

o. Income Taxes

The Company accounts for income taxes using the “asset and liability method.” Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial reporting and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets arise primarily from net operating loss carry forwards. Management evaluates the likelihood of realization of such assets at year-end reserving any such amounts not likely to be recovered in future periods.

p. Recent Accounting Pronouncements

In June 2003, the FASB approved SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have an effect on the Company’s financial position.

In December 2003, the FASB issued a revised interpretation No 46, “Consolidation of Variable Interest Entities.” The interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain types of entities. Adoption did not have an impact on the Company’s financial statements.

In March 2004, The Emerging Issues Task Force (“EITF”) reached a consensus that mineral rights, as defined in EITF Issue No. 04-02, “Whether Mineral Rights are Tangible or Intangible Asset,” are tangible assets and that they should be removed as examples of intangible assets in SFAS Nos. 141 and 142. The FASB has recently ratified this consensus and directed the FASB staff to amend SFAS Nos. 141 and 142 through the issuance of FASB Staff Positions FSP FAS 141-1 and FSP FAS 142-1. Historically the Company has included the cost of such mineral rights as tangible assets, which is consistent with the EITF’s consensus. As such, EITF 04-02 is not expected to affect the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Companies will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

award. The grant date fair value of employee share options and similar instruments will be estimated using option-pricing models.

If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modifications for small business issuers. SFAS No. 123R will be effective for periods beginning after December 15, 2005. Accordingly, the Company will adopt SFAS No. 123R in its fourth quarter of fiscal 2006. The Company is currently evaluating the provisions of SFAS No. 123R and has not determined the impact that this Statement will have on its results of operations or financial position.

In April 2005, the FASB issued Staff Interpretation No. 19-1 FSP FAS 19-1 (“FSP 19-1”) “Accounting for Suspended Well Costs,” which provides guidance on the accounting for exploratory well costs and proposes an amendment to FASB Statement No. 19 (“FASB 19”), “Financial Accounting and Reporting By Oil and Gas Producing Companies.” The guidance in FSP 19-1 applies to enterprises that use the successful efforts method of accounting as described in FASB 19. The guidance in FSP 19-1 is not expected to impact the consolidated financial position, result of operations or cash flows.

q. Major Customers

The Company depends upon local purchasers of hydrocarbon in the areas where its properties are located. The Company has three major customers. The loss of one or more purchasers may substantially reduce its sales and ability to operate profitably. These major customers are:

Delta Producers, Inc. accounted for $406,246 of the Company’s total revenue which was about 39% of the Company’s total revenue.

Nami Resources, LLC accounted for $79,111 of the Company’s total revenue which was about 8% of the Company’s total revenue.

South Kentucky Purchasing Co. - South Kentucky accounted for $256,235 of the Company’s total revenue which was about 25% of the Company’s total revenue. South Kentucky purchases all of the Company’s crude oil.

NOTE 2 - RESTATEMENT OF FINANCIAL STATEMENTS

The Company previously issued its financial statements as of and for the year ended April 30, 2004, which were included in its Form 10KSB filed on July 29, 2004. The filing included a report, dated July 20, 2004, which expressed an unqualified opinion on those statements by independent accountants who had not registered with the Public Companies Accounting Oversight Board (PCAOB). Additionally, the report, failed to note the conduct of the audit in accordance with the standards of the PCAOB. Because of these failures, the Company’s financial reporting was not in compliance with rules established by the Securities Exchange Commission, and accordingly, the Company engaged other auditors to conduct a PCAOB-compliant audit of its April 30, 2004 financial statements.

In connection with the PCAOB-compliant audit of the 2004 financial statements, management identified errors in amounts previously reported in the Company’s financial statements for the years ended April 30, 2002, 2003 and 2004. The Company made an error in failing to record, in total, bad debt expense of approximately $237,500 in relation to the non-payment of a stockholder receivable in 2002, resulting in a misstatement of retained earnings in

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 2 - RESTATEMENT OF FINANCIAL STATEMENTS (CONTINUED)

2002, 2003 and 2004. In 2004 the Company’s previously issued financial statements failed to include compensation and interest expense of approximately $57,000 in connection with issuances of options and warrants. The Company, therefore, is restating its financial statements beginning with financial position at April 30, 2002 and including its annual financial statements for 2003 and 2004.

NOTE 3 - STATEMENTS OF CASH FLOWS SUPPLEMENTAL DISCLOSURE

	2005	2004
CASH PAID FOR:
Interest	$70,990	$195,919
Income Taxes	—	—

NON-CASH FINANCING ACTIVITIES:
Financing costs from issuance of warrants	—	59,293
Common Stock issued for deferred offering costs	—	88,842
Stock issued for mineral rights	106,000	—
Common Stock issued for services	119,600	—
Conversion of account to note payable	—	250,689
Amortization of prepaid interest	26,786	32,511

NOTE 4 - DEFERRED OFFERING COST

Through April 30, 2004, the Company issued 85,000 shares of its Common Stock valued at approximately $89,000 in connection with a proposed public offering of its Common Stock. In June, 2004, the Company postponed its proposed public offering due to market conditions. If the proposed offering were to be permanently abandoned, the costs incurred would be charged to expense in the period the decision is made. If the proposed offering is successful, the contribution to shareholders’ equity will be reduced by these costs.

NOTE 5 - OIL AND GAS PROPERTIES - PIPELINE FACILITIES

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed. The Company amortizes the oil and gas properties using the unit-of-production method based on total proved reserves. The Company capitalized $549,687 and $565,779 of oil and gas properties for the years ended April 30, 2005 and 2004, respectively, and recorded $245,860 and $43,800 of amortization expense for the years ended April 30, 2005 and 2004, respectively.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 6 - LONG-TERM DEBT AND SUBSEQUENT EVENT

The Company had the following debt obligations at   April 30, 2005 and April 30 2004

	2005	2004

Note payable to First National Bank of Oneida secured by stock and equipment, bearing interest at 7.50% due in quarterly payments of $15,000 on January 14, 2006.	$85,097	$136,650
Note payable to American Fidelity Bank secured by equipment, bearing interest at 4.00% due in monthly payments of $2,272 with final payment due in August 2008.	$353,891	$366,724
Line of credit payable to First National Bank of the Cumberlands, secured by equipment and accounts receivable, bearing interest at 10.388% due on October 12, 2005.	$16,835	$19,380
Note payable to supplier secured by assignment of royalty income from five gas wells in Campbell County, Tennessee, interest at prime 5.75% at April 30, 2005.	$199,824	$250,688

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 6 - LONG-TERM DEBT AND SUBSEQUENT EVENT (Continued)

	2005	2004
Note payable to related party, unsecured, interest at 7.00% with payments due yearly with the principle due in May of 2005.	$59,692	$15,230
Note payable to related party secured by twelve oil and gas wells, bearing interest at 9.00% and requiring interest payments quarterly with principle due in December 2004.	$1,110,000	$1,110,000
Note payable to related party bearing interest at 8.00% with principle due in December 2005.	$254,000	$254,000
Note payable to related party secured by twelve oil and gas wells, bearing interest at 9.00% and requiring interest payments quarterly with principle due in December 2004.	$250,000	$250,000
Note payable to Home Federal Bank secured by equipment, bearing interest at 9.75% due in monthly payments with final payment due in August 2005	—	$7,001
Note payable to General Motors Acceptance Corporation secured by a pickup truck, bearing interest at 0.00% due in monthly payments of $721 with final payment due in October 2004.	—	$5,768
Note payable to General Motors Acceptance Corporation Secured by a Suburban, bearing interest at 0.00% due in monthly payments of $894 with final payment due in October 2004.	—	$7,152
Total notes payable	$2,329,339	$2,422,593
Less current maturities	—	1,536,624
Notes payable - long-term	$2,329,339	$885,969

On May 9, 2005 the Company entered into a credit agreement with Prospect Energy Corporation, Inc. (“Prospect”) and Petro Capital III, LP (“Petro”). Under the agreement, the Company received an aggregate of $4,150,000 in debt financing under two convertible promissory notes with Prospect and Petro, for $3,150,000 and $1,000,000, respectively. Proceeds from this borrowing were used to satisfy the obligations existing at the balance sheet date. Accordingly, the maturities reflected above represent the maturities of the debt entered into subsequent to April 30, 2005.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 6 - LONG-TERM DEBT AND SUBSEQUENT EVENT (Continued)

The notes are due on June 30, 2006, with interest only payments accruing at 12% during the interim. The notes are convertible into Common Stock at the lesser price of $1.50 per share or the price of Common Stock issued to investors in a planned equity offering of the Company. The notes contain restrictive covenants pertaining to debt to equity, asset and liquidity ratios, and imposes other affirmative conditions upon the Company. Upon event of default, the interest rate of the notes reset to the highest rate allowed by law.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has a note payable to Sharon Miller (wife of Deloy Miller, majority stockholder) for $59,693 at April 30, 2005. The note is payable with a principle payment of $59,693 due in May 2006. The note is the balance remaining on the original purchase of the property that houses the Company’s offices.

The Company issued a note payable of $1,110,000 and $250,000 on August 13, 2003 at 9% with a one year term to Sherri Ann Parker Lee and William Parker Lee respectively. This note payable was issued to raise working capital. The related party notes were due to members of the Company’s board of directors or their immediate families.

NOTE 8 - ASSET RETIREMENT OBLIGATION

In 2001, the Financial Accounting Standards Board approved the issuance of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties. Prior to adoption of this statement, such obligations were accrued ratably over the productive lives of the assets through its liability for such amounts. The Company adopted SFAS 143 beginning on May 1, 2003 and using a credit-adjusted risk free rate of 12%, an estimated useful life of wells ranging from five to forty-five years and estimated plugging and abandonment cost of $1,000 per well, the Company recorded a non-cash charge related to the cumulative effect of a change in accounting principle of $7,592

The changes in the Company’s liability from adoption at July 1, 2004 to April 30, 2005 were as follows:

Liability from adoption of SFAS No. 143 May 1, 2003	$11,538
Accretion expense for 2004	1,768
Asset retirement obligation as of December 31, 2003	13,306
Accretion expense for 2004	1,890
Asset retirement obligation as of December 31, 2004	$15,196

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 9 - INCOME TAXES

The Company provides deferred income tax assets and liabilities using the liability method for temporary differences between book and taxable income.

A reconciliation of the statutory U. S. Federal income tax and the income tax provision included in the accompanying consolidated statements of operations is as follows:

	2005	2004

Federal statutory rate	34%	34%
Federal tax benefit at statutory rate	$89,000	$13,000
State income tax benefit	19,600	2,800

Increase in deferred tax asset and valuation allowance	$108,600	$15,800

	2005	2004

Net operating loss carryforward	$1,451,000	$1,362,000
	1,451,000	1,362,000
Valuation allowance	(1,451,000)	(1,362,000)
Net deferred taxes	$—	$—

The Company recorded a valuation allowance at April 30, 2005, and 2004 equal to the excess of deferred tax assets over deferred tax liabilities, as management is unable to determine that these tax benefits are more likely than not to be realized.

The Company had available, to offset taxable income, cumulative net operating loss carry forwards arising from the periods since the year ended April 30, 1989 of approximately $ 4,000,000 at April 30, 2005. The carry forwards begin expiring in 2005.

NOTE 10 - SHAREHOLDERS ’ EQUITY

During the year ended April 30, 2004, the Company issued 85,000 shares for services in connection with a planned offering. The Company recorded $88,842 in deferred offering costs on its balance sheet in connection with the transaction.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 10 - SHAREHOLDERS ’ EQUITY (Continued)

In August 2003, the Company issued 1,110,000 warrants to Sherri Ann Parker Lee and 250,000 warrants to William Parker Lee. The warrants were issued along with the note payable to them dated August 13, 2003 and can be exercised for $0.80 per share, and expired on January 1, 2005. The warrants were recorded as $59,293 of prepaid financing costs and will be amortized to interest expense over the term of the loan. Interest expense connected with the warrants was $26,782 for the year ended April 30, 2005.

In March 2004, the Company issued 100,000 options in exchange for services. The warrants can be exercised for $0.50 per share, and expire in March 2006. In connection with the transaction the Company recorded an expense of $25,000.

During the year ended April 30, 2005, the Company issued 130,000 free trading shares of its Common Stock for cash and services valued at $93,000. Also during fiscal 2005, the Company sold 275,000 restricted Common Stock in private placements for proceeds of $80,000. The sales transpired at discounts ranging from 66% to 43% from prices prevailing for free-trading shares.

Further, the Company issued 113,000 restricted shares of its Common Stock in exchange for services and 500,000 shares of its restricted Common Stock for leasehold interests in oil and gas properties at a discount of 60% from prices prevailing for free-trading shares.

Additionally, the Company has warrants and options outstanding from prior periods. All warrants must be adjusted in the event of any forward or reverse split of outstanding Common Stock. The warrants have no voting rights or liquidation preferences, unless exercised in accordance with the particular warrant.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 10 - SHAREHOLDERS ’ EQUITY (Continued)

Information regarding the warrants at April 30, 2005 and 2004 is as follows:

	2005		2004
	Weighted	Average	Weighted	Average
	Shares	Exercise Price	Shares	Exercise Price
Options outstanding, beginning of year	2,235,000	$0.88	875,000	$1.19
Options canceled	1,695,000	0.77	100,000	2.00
Options exercised	—	n/a	—	n/a
Options granted	—	0.00	1,460,000	$0.78
Options outstanding, end of year	540,000	$1.30	2,235,000	$0.88
Options exercisable, end of year	540,000	$1.30	2,435,672	$0.88

Option price range, end of year		$0.50 to 2.00		$0.46 to 2.00

Option price range, exercised shares		n/a		n/a

Options available for grant at end of year		n/a		n/a

Weighted average fair value of options granted during the year		n/a		$0.05

For non-employees, the fair value of stock options used to compute pro forma net loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004. Expected volatility of 40%; a risk free interest rate of 3.00% and an expected option life of 1 year, five months.

NOTE 11 - CONTINGENCIES

The Company’s activities are subject to federal, state and local laws and regulations governing environmental quality and pollution control in the United States. The company cannot predict what effect future regulations or legislation, enforcement policies, and claims for damages to property, employees, other persons and the environment resulting from the Company’s operations could have on its activities. Although no assurances can be made, the Company’s management believes that absent the occurrence of an extraordinary event, compliance with existing laws, rules and regulations regulating the release of materials in the environment or otherwise relating to the protection of the environment will not have a material effect upon the Company’s financial position.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported on the balance sheet for cash, accounts and notes receivable, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying value of notes payable approximate fair value due to the settlement at carrying value of these obligations subsequent to the balance sheet date (see Note 6, Long Term Debt).

NOTE 13 - S.F.A.S. 69 SUPPLEMENTAL DISCLOSURES (Unaudited)

(1) Capitalized Costs Relating to Oil and Gas Producing Activities at April 30, 2005 and 2004 is as follows:

	2005	2004
Proved oil and gas properties and related lease equipment

Developed	$3,841,996	$3,362,316
Non-developed	31,053	31,053
	3,873,049	3,393,369
Accumulated depreciation and depletion	(931,217)	(755,364)
Net Capitalized Costs	$2,941,832	$2,638,005

(2) Costs Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities

	2005	2004

Acquisition of Properties Proved and Unproved	$—	$—
Exploration Costs	—	—
Development Costs	549,687	565,779
Total	$549,687	$565,779

(3) Results of Operations for Producing Activities

	2005	2004

Production revenues	$784,409	$773,033
Production costs	177,287	228,301
Depreciation and amortization	245,860	43,800
Results of operations for producing activities (excluding corporate overhead and interest costs)	$361,262	$500,932

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 13 - S.F.A.S. 69 SUPPLEMENTAL DISCLOSURES (Unaudited) (Continued)

(4) Reserve Quantity Information

The following schedule estimates proved oil and natural gas reserves attributable to the Company. Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Reserves are stated in barrels of oil (Bbls) and thousands of cubic feet of natural gas (Mcf). Geological and engineering estimates of proved oil and natural gas reserves at one point in time are highly interpretive, inherently imprecise and subject to ongoing revisions that may be substantial in amount. Although every reasonable effort is made to ensure that the reserve estimates reported represent the most accurate assessments possible, these estimates are by their nature generally less precise than other estimates presented in connection with financial statement disclosures.

	Oil (Bbls)	Gas (Mcf)

Proved reserves

Balance, April 30, 2003	208,821	5,365,057
Discoveries and extensions	68,903	718,160
Revisions of previous estimates	79,169	2,642,073
Productions	(5,957)	(28,771)

Balance, April 30, 2004	350,936	8,696,519
Discoveries and extensions	35,400	220,000
Revisions of previous estimates	(284,979)	(7,592,419)
Production	(7,532)	(74,534)

Balance, April 30, 2005	93,825	1,249,566
Proved developed producing reserves at April 30, 2005	60,734	697,916
Proved developed producing reserves at April 30, 2004	62,106	1,035,850

In addition to the proved developed producing oil and gas reserves reported in the geological and engineering reports, the Company holds ownership interests in various proved undeveloped properties. The reserve and engineering reports performed for the Company were by Netherland Sewell and Associates, Inc. and Glover Petroleum Consultants of Crossville, Tennessee for the year ended April 30, 2005 and April 30, 2004, respectively.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 13 - S.F.A.S. 69 SUPPLEMENTAL DISCLOSURES (Unaudited) (Continued)

Although wells have been drilled and completed in each of these four properties, certain production and pipeline facilities must be installed before actual gas production will be able to commence. The most recent development plan for these properties indicates that facilities installation and commencement of production will be in the summer of 2006. However, such timing as well as the actual financing arrangements that will be secured by the Company is uncertain at this time. Therefore, these proven undeveloped reserves are not being included in the presentation of the oil and gas reserves at April 30, 2005, nor are such reserves being considered in calculating depreciation, depletion and amortization expense for the year based on the April 30, 2005 and April 30, 2004 balance of the proven developed producing reserves set forth above.

The following schedule presents the standardized measure of estimated discounted future net cash flows from the Company’s proved developed reserves for the years ended April 30, 2005 and 2004. Estimated future cash flows were based on independent reserves evaluation from Netherland Sewell & Associates, Inc. and Glover Petroleum Consultants for the years ended April 30, 2005 and April 30, 2004, respectively. Because the standardized measure of future net cash flows was prepared using the prevailing economic conditions existing at April 30, 2005 and 2004, it should be emphasized that such conditions continually change. Accordingly, such information should not serve as a basis in making any judgment on the potential value of the Company’s recoverable reserves or in estimating future results of operations.

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. The average prices used at April 30, 2005 and 2004 were $44.50 and $32.75 per barrel of oil and $6.75 and $6.25 per Mcf gas, respectively. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing gas properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions.

Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable carry forwards, for both regular and alternative minimum tax.

The future net revenue information assumes no escalation of costs or prices, except for gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

MILLER PETROLEUM, INC.
Notes to the Consolidated Financial Statements
April 30, 2005 and 2004

NOTE 13 - S.F.A.S. 69 SUPPLEMENTAL DISCLOSURES (Unaudited) (Continued)

Standardized measures of discounted future net cash flows at April 30, 2005 and 2004 is as follows:

	2005	2004
Future cash flows	$12,747,600	$65,105,641
Future production costs and taxes	(1,939,000)	(2,769,464)
Future development costs	(745,000)	(4,740,000)
Future income tax expense	(3,119,716)	(17,854,815)
Future cash flows before income taxes	6,943,884	39,741,362
Discount at 10% for timing of cash flows	(3,463,248)	(16,591,415)
Discounted future net cash flows from proved reserves	$3,480,636	$23,149,947

Of the Company’s total proved reserves as of April 30, 2005 and 2004, approximately 59% and 7%, respectively, were classified as proved developed producing, 11% and 4%, respectively, were classified as proved developed non-producing and 30% and 89%, respectively, were classified as proved undeveloped. All of the Company’s reserves are located in the continental United States.

The following table sets forth the changes in the standardized measure of discounted future net cash flows from proved reserves for April 30, 2005 and 2004.

	April 30,
	2005	2004
Balance, beginning of year	$23,149,947	$13,165,412
Sales, Net of production costs and taxes	(784,409)	(773,033)
Changes in prices and production costs	7,490,059	9,737,935
Revisions of quantity estimates	(39,206,898)	5,505,439
Development costs incurred	3,995,000	—
Net changes in income taxes	8,836,937	(4,485,806)
Balances, end of year	$3,480,636	$23,149,947

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Officers and Directors

The Tennessee Business Corporation Act (the “TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;
•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;
•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and
•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful.

In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;
•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or
•	the officer or director breached his or her duty of care to the corporation.

Our Board of Directors has adopted these provisions to indemnify our directors, executive officers and agents.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses we expect to incur in connection with the resale of the shares being registered. All such expenses are estimated except for the SEC Registration fee.

SEC Filing Fee	$648.18
Accounting Fees and Expenses	5,000.00
Legal Fees and Expenses	50,000.00
Miscellaneous	5,000.00
Total	$60,648.18

Item 26. Recent Sales of Unregistered Securities

We have sold the following securities within the past three years without registering them under the Securities Act. Each of these securities was sold without registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and/or Regulation D of the Securities Act of 1933, as amended.

On December 23, 2005, in connection with our joint venture arrangement with Wind City, we entered into a stock purchase agreement pursuant to which Wind City agreed to purchase 2,900,000 shares of our Common Stock in exchange for $4,350,000. Proceeds from this borrowing were used to pay off the outstanding Senior Secured Notes (as defined below) under the Credit Agreement (as defined below) with approximately $200,000 remaining for working capital.

For advisement services in connection with the above transaction, GunnAllen Financial Inc. was compensated by the issuance of 400,000 common shares.

On December 10, 2005 we agreed to issue 50,000 shares of Common Stock to Northstar Capital Markets, Inc. as consideration for consulting services to us valued at $53,000.

On December 10, 2005 we agreed to issue 500,000 common shares to our president, Ernest Payne, in connection with a three-year employment contract. The stock is valued in these financial statements at $530,000.

On September 8, 2005, we agreed to issue 600,000 shares of Common Stock to Growth Management in consideration of consulting services valued at $ 600,000.

On September 8, 2005, we agreed to issue 400,000 shares of Common Stock to Scott Boruff in consideration Of consulting services valued at $ 400,000.

On May 9, 2005, we entered into a credit agreement “Credit Agreement with Prospect Energy Corporation, a Maryland Corporation (“Prospect Energy”) and Petro Capital III, L.P., a Texas limited liability company (“Petro Capital”), and with MPC, Inc., our wholly owned subsidiary as guarantor, for the issuance and sale of senior secured convertible promissory notes (“Senior Secured Notes”) in the aggregate principal amount of $4,150,000 and accruing interest at 12% per annum. The Senior Secured Notes are convertible into Common Stock, par value $0.0001 per share at the lesser price of $1.50 our planned per share or the price of Common Stock issued to investors should we engage in a planned equity financing. The Senior Secured Notes were paid off with part of the proceeds from our December 2003 private placement transaction with Wind City. In addition, we issued to Prospect Energy, Petro Capital and Petro Capital Advisors, LLC, an affiliate of Petro Capital, five-year warrants to purchase an aggregate of 1,000,000 shares of our Common Stock, par value $0.0001 per share at an exercise price of $0.50 per share.

In connection with the above private placement transaction and for failure to file the required registration statement and to have that registration statement become effective by a certain date, we subsequently issued five additional warrants (the “Penalty Warrants”) to each of Prospect Energy and Petro Capital to purchase aggregate amounts of 151,805 and 48,195 shares of our Common Stock, respectively. The Penalty Warrants are exercisable at an exercise price of $1.15 per share and have a term of five years.

On July 14, 2005, we agreed to issue 30,000 shares to the principals of TNC, Inc. in connection with an agreement to terminate the Financial Consulting Agreement dated August 26, 2004.

On April 2, 2004, we issued 200,000 shares to Ratcliff Farms, Inc. in a private placement for an aggregate consideration of $50,000.

On August 13, 2003, warrants were granted to Sherri Ann Parker Lee and William Parker Lee in the amount of 1,110,000 and 250,000, respectively, as partial consideration for a subordinated loan in the amount of $1,360,000. These warrants were exercisable at a price of $0.80 per share and expired on January 1, 2005 without being exercised.

Item 27. Exhibits

EXHIBIT INDEX

The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number	Description
3.1	Charter of Miller Contract Drilling. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)
3.2	Articles of Merger between Miller Resources Inc. and Miller Contract Drilling, Inc. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)
3.3	Articles of Merger between Miller Trucking Co., Inc. and Miller Contract Drilling, Inc. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)
3.4
Articles of Amendment to the Charter of Miller Contract Drilling, changing its name to Miller Petroleum, Inc. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)

3.5	Articles of Merger between Miller Enterprises, Inc. and Miller Petroleum, Inc. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)
3.6
Articles of Amendment to the Charter of Miller Petroleum (increasing the number of authorized shares) (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)

3.7
Articles of Merger between Miller Services, Inc., Energy Cell, Inc. and Miller Petroleum, Inc. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)

3.8	Certificate of Ownership and Merger and Articles of Merger. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)
3.9	By-laws. (Filed as exhibit to Registration Statement No. 333-53856 on Form SB-2 and incorporated herein by reference.)
4.1
Form of Stock Purchase Warrant issued as of December 31, 2005, by the Company to Petro Capital III, L.P. (Filed as Exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

4.2
Form of Stock Purchase Warrant, issued as of December 31, 2005, by the Company to Prospect Energy Corporation. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31. 2006 and incorporated herein by reference.)

4.3
Form of Stock Purchase Warrant, issued as of January 31, 2006, by the Company to Petro Capital III, L.P. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporate herein by reference.)

4.4
Form of Stock Purchase Warrant, issued as of January 31, 2006, by the Company to Prospect Energy Corporation. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

4.5
Form of Stock Purchase Warrant, issued as of February 28, 2006, by the Company to Petro Capital III, L.P. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

4.6
Form of Stock Purchase Warrant, issued as of February 28, 2006, by the Company to Prospect Energy Corporation. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

4.7	Form of Stock Purchase Warrant, issued as of March 31, 2006, by the Company to Prospect Energy Corporation.
4.8	Form of Stock Purchase Warrant, issued as of March 31, 2006, by the Company to Petro Capital III, L.P.
4.9	Form of Stock Purchase Warrant, issued as of April 30, 2006, by the Company to Prospect Energy Corporation.
4.10	Form of Stock Purchase Warrant, issued as of April 30, 2006, by the Company to Petro Capital III, L.P.
5.1	Opinion of Snow Becker Krauss P.C.**
10.1
Credit Agreement dated as of May 4, 2005 by and among MPC, Inc., Prospect Energy orporation and Petro Capital III, L.P. (Filed as exhibit to the Current Report on Form 8-K dated May 9, 2005 and incorporated herein by reference.)

10.4	Guaranty dated as of May 4, 2005 from MPC, Inc. to Prospect Energy Corporation (Filed as exhibit to the Current Report on Form 8-K dated May 9, 2005 and incorporated herein by reference.)
10.5
Commercial Security Agreement dated as of May 3, 2005 by and between Prospect Energy Corporation and Petro Capital III, L.P. (Filed as Exhibit 10.5 to the Current Report on Form 8-K dated May 9, 2005 and incorporated herein by reference.)

10.6
Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statement dated as of May 4, 2005 from Miller Petroleum, Inc. and MPC, Inc. for the benefit of Prospect Energy Corporation. (Filed as exhibit to the Current Report on Form 8-K dated May 9, 2005 and incorporated herein by reference.)

10.7
Stock Purchase Warrant dated as of May 4, 2005 between Prospect Energy Corporation and Miller Petroleum, Inc. (Filed as exhibit to the Current Report on Form 8-K dated May 9, 2005 and incorporated herein by reference.)

10.8
Stock Purchase Warrant dated as of May 4, 2005 between Petro Capital III, L.P. and Miller Petroleum, Inc. (Filed as exhibit to Current Report on Form 8-K dated May 9, 2005 and incorporated herein by reference.)

10.9
Stock Purchase Warrant dated as of May 4, 2005 between Petro Capital Advisors, LLC and Miller Petroleum, Inc. (Filed as exhibit to the Current Report on Form 8-K dated May 9, 2005 and incorporate herein by reference.)

10.10
Registration Statement dated as of May 4, 2005 among Prospect Energy Corporation, Petro Capital Advisors, LLC and Petro Capital III, L.P. (Filed as exhibit to the Current Report on Form 8-K dated May 9, 2005 and incorporate herein by reference.)

10.11	Amendment to Registration Statement dated as of December 1, 2005 among Prospect Energy Corporation, Petro Capital Advisors, LLC and Petro Capital III, L.P.
10.14
Stock Purchase Agreement dated as of December 23, 2005 by and between Miller Petroleum, Inc. and Wind City Oil & Gas, LLC. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

10.15
Stock Purchase Agreement, dated December 23, 2005, by and between the Company and Wind City Oil & Gas, LLC. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

10.16
Wind Mill Oil & Gas, LLC Limited Liability Company Agreement, dated as of December 23, 2005, by and between the Company and Wind City Oil & Gas, LLC. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

10.17
Employment Agreement, dated February 21, 2006, by and between the Company and Ernest Payne. (Filed as exhibit to Quarterly Report on Form 10-Q for the period ended January 31, 2006 and incorporated herein by reference.)

23.1	Consent of Snow Becker Krauss P.C. (contained in Exhibit 5.1)**
23.2	Consent of Rodefer Moss & Co., PLLC

**	To be filed by amendment.

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

•	To file during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, In the aggregate, the changes in volume and the price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution.

•
That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.

•	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Huntsville, State of Tennessee on the 24th day of April, 2006.

MILLER PETROLEUM, INC.

April 24, 2006	By:	/s/ Deloy Miller

Name: Deloy Miller Title: Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ Deloy Miller	Chief Executive Officer and Chairman	April 24, 2006
Deloy Miller

/s/ Lyle H. Cooper	Chief Financial Officer	April 24, 2006
Lyle H. Cooper

/s/ Herbert J. White	Vice President and Director	April 24, 2006
Herbert J. White

/s/ Herman E. Gettelfinger	Director	April 24, 2006
Herman E. Gettelfinger

/s/ Charles M. Stivers	Director	April 24, 2006
Charles Stivers